SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Item

1. Unaudited Condensed Consolidated Financial Statements as of June 30, 2016

Item 1

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND 2015

INDEX

Operating and financial review and prospects as of June 30, 2016
Unaudited condensed consolidated financial statements
Unaudited consolidated statements of financial position
Unaudited consolidated income statements
Unaudited consolidated statements of comprehensive income
Unaudited consolidated statements of changes in equity
Unaudited consolidated statements of cash flows
Notes to the unaudited condensed consolidated financial statements
Limited review report on condensed interim consolidated financial statements
Corporate information

TELECOM ARGENTINA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2016

(In millions of Argentine pesos or as expressly indicated)

1. General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of June 30, 2016 under IFRS. Additional information is given in Note 1 to the consolidated financial statements.

2. Telecom Group’s activities for the six-month periods ended June 30, 2016 (“1H16”) and 2015 (“1H15”)

Total revenues and other income for 1H16 amounted to $25,426 (+37.4% vs. 1H15), operating costs – including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E– amounted to $21,705 (+41.3% vs. 1H15), operating income before depreciation and amortization amounted to $6,755 (+31.5% vs. 1H15) – representing 26.6% of consolidated revenues–, operating income amounted to $3,721 (+18.2% vs. 1H15) and net income amounted to $1,737 (-12.2% vs. 1H15). Net income attributable to Telecom Argentina amounted to $1,725 in 1H16 (-11.8% vs. 1H15).

			Variation
	1H16	1H15	$	%
Revenues	25,406	18,496	6,910	37.4
Other income	20	11	9	81.8
Operating costs without depreciation and amortization	(18,671)	(13,372)	(5,299)	39.6
Operating income before depreciation and amortization	6,755	5,135	1,620	31.5
Depreciation and amortization	(2,894)	(1,990)	(904)	45.4
Gain on disposal of PP&E and impairment of PP&E	(140)	3	(143)	n/a
Operating income	3,721	3,148	573	18.2
Financial results, net	(1,046)	(119)	(927)	779.0
Income before income tax expense	2,675	3,029	(354)	(11.7)
Income tax expense	(938)	(1,051)	113	(10.8)
Net income	1,737	1,978	(241)	(12.2)

Attributable to:
Telecom Argentina (Controlling Company)	1,725	1,956	(231)	(11.8)
Non-controlling interest	12	22	(10)	(45.5)
	1,737	1,978	(241)	(12.2)

Basic and diluted earnings per share attributable to Telecom Argentina (in pesos)	1.78	2.02

•                Total revenues and other income

During 1H16 consolidated total revenues increased 37.4% (+$6,910 vs. 1H15) amounting to $25,406 mainly fueled by the mobile services provided by Personal, Broadband and data transmission businesses.

			Variation
	1H16	1H15	$	%
Services
Retail Voice
Monthly Charges	1,034	628	406	64.6
Measured Services	1,010	856	154	18.0
Others	48	49	(1)	(2.0)
Wholesale Voice
Fixed and mobile interconnection	429	314	115	36.6
Others	230	165	65	39.4
Data	1,402	839	563	67.1
Internet	2,838	2,075	763	36.8
Subtotal Fixed Services	6,991	4,926	2,065	41.9
Retail Voice
Monthly Charges	2,399	1,830	569	31.1
Measured Services	1,015	983	32	3.3
Roaming	163	146	17	11.6
Others	463	300	163	54.3
Wholesale Voice
Interconnection	725	758	(33)	(4.4)
Roaming	144	154	(10)	(6.5)
Mobile leases	39	17	22	129.4
Data	3,540	3,613	(73)	(2.0)
Internet	4,670	2,689	1,981	73.7
Subtotal Mobile Services - Personal	13,158	10,490	2,668	25.4

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2016

I

TELECOM ARGENTINA S.A.

			Variation
	1H16	1H15	$	%
Retail Voice
Monthly Charges	151	111	40	36.0
Measured Services	166	142	24	16.9
Roaming	9	5	4	80.0
Others	79	35	44	125.7
Wholesale Voice
Interconnection	56	38	18	47.4
Roaming	10	15	(5)	(33.3)
Others	6	3	3	100.0
Data	205	148	57	38.5
Internet	446	261	185	70.9
Subtotal Mobile Services – Núcleo	1,128	758	370	48.8
Revenue from services	21,277	16,174	5,103	31.6
Equipment
Fixed Services	65	23	42	182.6
Mobile Services- Personal	3,938	2,233	1,705	76.4
Mobile Services – Núcleo	126	66	60	90.9
Revenue from equipment sales	4,129	2,322	1,807	77.8

Total Revenues	25,406	18,496	6,910	37.4

Services revenues amounted to $21,277 (+31.6% vs. 1H15) and represented 83.7% of consolidated revenues (vs. 87.4% in 1H15). Equipment revenues increased 77.8%, amounting to $4,129 and represented 16.3% of consolidated revenues (vs. 12.6% in 1H15).

Fixed Services

During 1H16, services revenues generated by this segment amounted to $6,991 (+$2,605 or +41.9% vs. 1H15), where Internet revenues have grown the most (+$763 or +36.8% vs. 1H15), followed by data transmission services (+$563 or +67.1% vs. 1H15) and voice retail services (+$559 or +36.5% vs. 1H15).

➢            Voice

Voice retail revenues reached $2,092 in 1H16 (+36.5% vs. 1H15). Revenues from regulated services reached approximately 26% of the segment services revenues in 1H16 (same as 1H15).

Monthly Charges and Supplementary Services increased $406 or +64.6% vs. 1H15, reaching $1,034, as a consequence of an increase in supplementary services (not regulated), mainly due to a higher monthly charges to commercial customers since May 2016 and to the increase in the prices of non regulated supplementary services.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Long Distance services) amounted to $1,010 (+$154 or +18.0% vs. 1H15). The increase was mainly due to the increase in plans prices (both in local and long national distance). According to this, local measured service revenues increased 22.6% vs. 1H15 and DLD revenues increased 13.8% vs. 1H15. The Average Monthly Revenue per User (“ARBU”) amounted to $87.3 pesos per month in 1H16 vs. $62.5 pesos per month amounted in 1H15, representing an increase of 39.7%. The remaining retail voice revenues amounted to $48 in 1H16 (slightly lower vs.1H15).

Voice wholesale revenues (including fixed and mobile interconnection revenues and lease of circuits, together with the revenues generated by the subsidiary Telecom USA amounting to $140) amounted to $659 in 1H16 (+37.6% vs. 1H15). Interconnection fixed and mobile revenues amounted to $429 (+$36.6 vs. 1H15) and the other wholesale revenues amounted to $230 in 1H16 (+39.4% vs. 1H15), mainly due to higher prices related to cell sites rentals due to the variation of the $/US$ exchange rate.

➢            Data

Data revenues (including the revenues generated by the subsidiary Telecom USA amounted to $4) amounted to $1,402 (+$563 vs. 1H15). These revenues were generated focusing on Telecom Argentina’s position as an integrated ICTs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices of these services related to the variation of the $/US$ exchange rate and to the increase in the number of customers of these services (the increase amounted to $386 vs. 1H15).

➢            Internet

Internet revenues amounted to $2,838 (+$763 or +36.8% vs. 1H15) mainly due to an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”), that amounted to $254.3 pesos per month in 1H16 vs. $190.1 pesos per month in 1H15 (+33.8% vs. 1H15). As of June 30, 2016, Telecom Argentina reached approximately 1,798,000 ADSL customers (of which 1,087,000 correspond to +3Mb access vs. 896,000 in 1H15). These connections represent approximately 45.2% of Telecom Argentina’s fixed lines in service (vs. 43.9% in 1H15).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2016

II

TELECOM ARGENTINA S.A.

Internet revenues represent 11.2% of consolidated revenues (same as 1H15) and 40.6% of Fixed Services segment revenues (vs. 42.1% in 1H15).

Personal Mobile Services

During 1H16, total services revenues amounted to $13,158 (+$2,668 or +25.4% vs. 1H15), being the principal business segment in revenues terms (61.8% and 64.9% of services consolidated revenues in 1H16 and 1H15, respectively). Personal reached 20.0 million subscribers in Argentina (+2.8% vs. 1H15). Approximately 67% of the subscriber base is prepaid subscribers and 33% is postpaid subscribers (including “Cuentas claras” plans and Mobile Internet dongles). The churn rate per month amounted to 2.7% in 1H16 (vs. 3.1% in 1H15).

➢            Voice

Voice retail revenues amounted to $4,040 in 1H16 (+24.0% vs. 1H15). The increase was mainly due to the increase in monthly charges prices in the postpaid and “Cuentas claras” subscriber base and prepaid services, and due to the net variation of the subscriber base showing an increase in “Cuentas claras” (+7% vs. 1H15), in postpaid (+3% vs. 1H15),and prepaid subscribers (+2% vs. 1H15).

Voice wholesale revenues amounted to $908 in 1H16 (-2.3% vs. 1H15), mainly due to the decrease in interconnection traffic volume (especially TLRD and CPP).

➢            Data

Mobile data services revenues amounted to $3,540 (-$73 or -2.0% vs. 1H15). The decrease was due to lower revenues from the principal item of VAS revenues, SMS consumption, which decreased $425 as compared to 1H15 (-21.4%), showing a decrease in TOU (-42.0% vs. 1H15).  Notwithstanding, this effect was partially offset with a constant increase of the SMS with content sales, as a result of several campaigns launched by Personal, which represented an inter-annual increase of $304 or +19.8%.

➢            Internet

Mobile Internet revenues amounted to $4,670 (+$1,981 or +73.7% vs. 1H15). This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of the existing ones to higher-value plans and the increase of subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing in all subscribers’ segments.

As a consequence of the increase in VAS consumption (Internet and Data), ARPU increased to $106.2 pesos per month in 1H16 (vs. $86.4 pesos per month in 1H15), which represents an increase of 22.9%.

VAS revenues (data and Internet) amounted to $8,210 (+30.3% vs. 1H15) and represented 62.4% of Personal Mobile Services’ services revenues (vs. 60.1% in 1H15).

Núcleo Mobile Services

This segment generated services revenues equivalent to $1,128 during 1H16 (+$370 or +48.8% vs. 1H15) mainly due to the Internet revenues increase (+70.9% vs. 1H15), mainly related to the increase of browsing generated by subscribers with mobile equipment prepared for that purpose. As of June 30, 2016, Núcleo’s subscriber base reached 2.6 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 80% and 20% in 1H16 and the effect of the appreciation of the Guaraní respect to the argentine peso reached a 41% (inter-annual).

VAS revenues (data and Internet) amounted to $651 (+59.2% vs. 1H15) and represented 57.7% of Núcleo Mobile Services segment services revenues (vs. 54.0% in 1H15).

The Telecom Group’s services revenues increased 31.6% fueled by a 36.1% increase of data and Internet revenues in all segments vs. 1H15, increasing its relative weight over total services revenues according to the following table:

	Six-month periods ended June 30,				1H16 vs. 1H15 % variation
	2016	%	2015	%
Voice Retail	6,537	31	5,085	31	28.6
Voice Wholesale	1,639	8	1,464	10	12.0
Total Voice	8,176	39	6,549	41	24.8
Data	5,147	24	4,600	28	11.9
Internet	7,954	37	5,025	31	58.3
Total service revenues	21,277	100	16,174	100	31.6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2016

III

TELECOM ARGENTINA S.A.

Equipment

Revenues from equipment amounted to $4,129, +$1,807 or +77.8% vs. 1H15. This increase is mainly related to the Personal Mobile Services segment with an increase of $1,705 vs. 1H15 due to higher handsets unit sold (+18% vs. 1H15) with an increase in handset’s average sale prices (+50% vs. 1H15), resulting in a higher operating margin of handsets (+$487 or + 79.8% vs. 1H15).

•                Operating costs

Consolidated operating costs –including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E– totaled $21,705 in 1H16, which represents an increase of $6,346 or +41.3% vs. 1H15. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Authority, the increase of cost of equipment and handsets and the increase in bad debt expenses, among other concepts.

			Variation		Variation in $ by segment
	1H16	1H15	$	%	Fixed Serv.	Personal M. Serv.	Núcleo M. Serv.
Employee benefit expenses and severance payments	(4,435)	(3,258)	(1,177)	36.1	(914)	(231)	(32)
Interconnection costs and other telecommunication charges	(1,330)	(1,001)	(329)	32.9	(150)	(141)	(38)
Fees for services, maintenance, materials and supplies	(2,335)	(1,869)	(466)	24.9	(277)	(157)	(32)
Taxes and fees with the Regulatory Authority	(2,494)	(1,853)	(641)	34.6	(151)	(476)	(14)
Commissions	(2,524)	(1,909)	(615)	32.2	(40)	(523)	(52)
Agent commissions capitalized as SAC	674	513	161	31.4	6	151	4
Cost of equipment and handsets	(3,139)	(1,777)	(1,362)	76.6	(54)	(1,230)	(78)
Cost of equipment and handsets capitalized as SAC	56	42	14	33.3	-	12	2
Advertising	(371)	(370)	(1)	0.3	15	(2)	(14)
Cost of VAS	(792)	(597)	(195)	32.7	(11)	(167)	(17)
Provisions	(81)	(167)	86	(51.5)	66	20	-
Bad debt expenses	(518)	(281)	(237)	84.3	(37)	(163)	(37)
Other operating expenses	(1,382)	(845)	(537)	63.6	(276)	(233)	(28)
Subtotal	(18,671)	(13,372)	(5,299)	39.6	(1,823)	(3,140)	(336)
Depreciation of PP&E	(1,982)	(1,391)	(591)	42.5	(167)	(305)	(119)
Amortization of SAC and service connection charges	(706)	(457)	(249)	54.5	(17)	(211)	(21)
Amortization of 3G/4G Licenses	(193)	(131)	(62)	47.3	-	(62)	-
Amortization of other intangible assets	(13)	(11)	(2)	18.2	(1)	-	(1)
Gain on disposal of PP&E and impairment of PP&E	(140)	3	(143)	n/a	(3)	(141)	1
Total operating costs	(21,705)	(15,359)	(6,346)	41.3	(2,011)	(3,859)	(476)

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $4,435 (+$1,177 or +36.1% vs. 1H15). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 16,381 by the end of 1H16 (vs. 16,286 in 1H15), lines in service per employee reached 358 in the Fixed Services segment (-4.5% vs. 1H15), subscribers per employee reached 4,106 in the Personal Mobile Services segment (+6.5% vs. 1H15) and subscribers per employee reached 6,247 (similar than 1H15) in the Núcleo Mobile Services segment.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $1,330 (+$329 or +32.9% vs. 1H15). The increase was mainly due to higher TLRD and roaming costs.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $2,335, +$466 or +24.9% vs. 1H15. The increase was mainly due to higher maintenance costs of radio bases in the mobile services segments, as a result of the variation in the $/US$ exchange rate, an increase in technical assistance cost of radio bases, higher system licenses costs, higher costs of sites location and higher storage costs. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, fees with the Regulatory Authority, IDC, municipal and other taxes) amounted to $2,494 (+34.6% vs. 1H15), influenced mainly by the increase in revenues of fixed and mobile services and by the increase of the IDC related to higher collections and payments to suppliers and dividends in 1H16 vs. 1H15.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2016

IV

TELECOM ARGENTINA S.A.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $2,524 (+$615 or +32.2% vs. 1H15). The increase was mainly due to the increase in Agents’ commissions (associated to higher revenues) as a result of higher customer’s acquisition and retention costs recognized to them and the increase of outsourced sales commissions and collection commissions.

On the other hand, agent commissions capitalized as SAC amounted to $674, +$161 or +31.4% vs.1H15, and it’s directly related to the increase in the “Cuentas claras” subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

Cost of equipments and handsets amounted to $3,139 (+$1,362 or +76.6% vs. 1H15) mainly due to the increase in the units of handsets sold (+18% vs. 1H15) and the increase in the average unit cost of sales (+49% vs. 1H15) in the Personal Mobile Services segment.

On the other hand, SAC deferred costs from handsets sold amounted to $56, +$14 or +33.3% vs. 1H15.

Advertising

Advertising amounted to $371 (+$1 vs. 1H15).

Cost of VAS

Cost of VAS amounted to $792 (+$195 or +32.7% vs. 1H15). The increase was mainly due to the increase of VAS sales in the Personal Mobile Services segment, especially the SMS with content service, which grew as a consequence of several campaigns launched by Personal. Cost of VAS over its related revenues increased from 35% in 1H15 to 38% in 1H16.

Provisions

Provisions amounted to $81, -$86 or -51.5% vs. 1H15. The decrease was mainly due to lower labor claims (-$6 vs. 1H15), lower civil and commercial claims (-$51 vs. 1H15) and lower regulatory and municipal contingencies (-$29 vs. 1H15).

Bad debt expenses

Bad debt expenses amounted to $518 (+$237 or +84.3% vs. 1H15), representing approximately 2.0% and 1.5% of the consolidated revenues in 1H16 and 1H15, respectively. The major increase is observed in the Personal Mobile Services segment by $200 as a consequence of higher aging of the accounts receivables and higher incidence of handsets sales directly financed by Personal and Núcleo to its postpaid and “Cuentas claras” subscribers.

Other operating costs

Other operating costs amounted to $1,382 (+$537 or +63.6% vs. 1H15). The increase was mainly due to higher prices on related services, especially in transportation, freight and travel expenses (+$229 or +72.2% vs. 1H15), among others, in the operations in Argentina; the increase of rent prices (+$124 or +49.4% vs. 1H15), as a result of new agreements and the renegotiation of some of the existing ones and the increase of the consumption of electricity (+$145 or +83.8% vs. 1H15).

•                Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $6,755 (+$1,620 or +31.5% vs. 1H15), representing 26.6% of consolidated revenues in 1H16 (vs. 27.8% in 1H15). This growth was mainly fueled by the Fixed Services segment (+$280 or +21.2% vs. 1H15) and Personal Mobile Services segment (+$1,247 or +35.4% vs. 1H15).

Operating income before depreciation and amortization generated by equipment and handset sales (including SAC capitalization) amounted to $1,046 in 1H16 vs. $587 in 1H15 (+$459 or +78.2% vs. 1H15), while operating income before depreciation and amortization generated by services sales amounted to $5,709 in 1H16 vs. $4,548 in 1H15 (+$1,161 or +25.5% vs. 1H15).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2016

V

TELECOM ARGENTINA S.A.

Depreciation and amortization

Depreciation and amortization amounted to $2,894 (+$904 or +45.4% vs. 1H15). The increase in depreciation and amortization includes $591 from PP&E depreciation, $64 from amortization of intangible assets without SAC and $249 from amortization of SAC and service connection costs. The increase in depreciation and amortization corresponds 21% to the Fixed Services segment and 79% to the mobile services segments.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E and impairment of PP&E amounted to a loss of $140 in 1H16 and a gain of $3 in 1H15 and were mainly related to the Personal Mobile Services segment for the modernization of the mobile access by the development of 4G.

•                Operating income

Operating income amounted to $3,721 in 1H16 (+$573 or +18.2% vs. 1H15). The margin over consolidated revenues represented 14.6% in 1H16 (vs. 17.0% in 1H15). This growth was mainly fueled by the Personal Mobile Services segment (+$528 or +21.9% vs. 1H15) and the Fixed Services segment (+$92 or +14.5% vs. 1H15).

•                Financial results, net

Financial results, net resulted in a net loss of $1,046, representing an increase of $927 vs. 1H15. The increase was mainly due to higher net foreign currency exchange losses (+$416) and higher interests on loans (+$618) partially offset by higher interests on receivables (+$61) and higher financial interest on time deposits and other investments (+$95).

•                Net income

Telecom Argentina reached a net income of $1,737 in 1H16, -$241 or -12.2% as compared to 1H15, representing 6.8% of the consolidated revenues in 1H16 (vs. 10.7% in 1H15). Net income attributable to Telecom Argentina amounted to $1,725 in 1H16, -$231 or -11.8% as compared to 1H15.

•                Net financial debt

As of June 30, 2016, consolidated net financial debt (Cash and Cash Equivalents plus financial investments minus financial debt) amounted to $5,422, showing an increase of $4,344 as compared to the consolidated net financial debt as of June 30, 2015 (amounting to $1,078). This variation was mainly due to a decrease in the generation of cash from operating activities of the Telecom Group, mainly by higher CAPEX and cash dividends paid to its shareholders’. As of June 30, 2016, the Fixed Services segment has a net financial debt of $331, the Personal Mobile Services segment has a net financial debt of $4,514 and the Núcleo Mobile Services segment has a net financial debt of $577.

•                Capital expenditures (CAPEX)

CAPEX composition for 1H16 and 1H15 is as follows:

			% of participation		Variation
	1H16	1H15	1H16	1H15	$	%
Fixed Services	1,403	908	31%	19%	495	55
Personal Mobile Services	2,781	3,612	62%	77%	(831)	(23)
Núcleo Mobile Services	311	170	7%	4%	141	83
Total CAPEX	4,495	4,690	100%	100%	(195)	(4)

PP&E CAPEX amounted to $3,641 and intangible assets CAPEX amounted to $854 in 1H16, while in 1H15 amounted to $1,826 and $2,864, respectively (including the acquisition of the last Lot of 4G Licenses for an amount of $2,256).

In relative terms, CAPEX represented 17.7% of consolidated revenues in 1H16 (25.4% in 1H15), and were intended mainly for the external wiring and network access equipment, to the initial deployment of the new 4G network, transmission and switching equipment, computer equipment and SAC.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2016

VI

TELECOM ARGENTINA S.A.

PP&E and intangible assets additions (CAPEX plus materials additions) for 1H16 and 1H15 are as follows:

			% of participation		Variation
	1H16	1H15	1H16	1H15	$	%
Fixed Services	1,889	1,147	36%	22%	742	65
Personal Mobile Services	3,053	3,851	58%	74%	(798)	(21)
Núcleo Mobile Services	327	186	6%	4%	141	76
Total additions	5,269	5,184	100%	100%	85	2

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed offered to customers; deployment of 3G and 4G services to support the growth of mobile Internet, improvement of the quality service together with the launch of innovative VAS services and the expansion of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers.

3.            Telecom Group’s activities for the three-month periods ended June 30, 2016 (“2Q16”) and 2015 (“2Q15”)

Telecom Group’s net income amounted to $802 in 2Q16, -$135 or -14.4% vs. 2Q15. Net income attributable to Telecom Argentina amounted to $800 in 2Q16 (-$128 or -13.8% vs. 2Q15).

Total revenues and other income increased 34.6% vs. 2Q15 and operating income before depreciation and amortization amounted to $3,361 (+$860 or +34.4% vs. 2Q15), representing 26.0% of the consolidated revenues (similar to 2Q15). Operating income amounted to $1,724 (+$256 or +17.4% vs. 2Q15). Financial results, net amounted to -$489 (+$459 loss vs. 2Q15), while income tax expenses amounted to $433 (-$68 or -13.6% vs. 2Q15).

			Variation
	2Q16	2Q15	$	%
Revenues	12,951	9,624	3,327	34.6
Other income	9	4	5	125.0
Operating costs without depreciation and amortization	(9,599)	(7,127)	(2,472)	34.7
Operating income before depreciation and amortization	3,361	2,501	860	34.4
Depreciation and amortization	(1,519)	(1,033)	(486)	47.0
Gain on disposal of PP&E and impairment of PP&E	(118)	-	(118)	n/a
Operating income	1,724	1,468	256	17.4
Financial results, net	(489)	(30)	(459)	1,530.0
Income before income tax expense	1,235	1,438	(203)	(14.1)
Income tax expense	(433)	(501)	68	(13.6)
Net income	802	937	(135)	(14.4)

Attributable to:
Telecom Argentina (Controlling Company)	800	928	(128)	(13.8)
Non-controlling interest	2	9	(7)	(77.8)
	802	937	(135)	(14.4)

Basic and diluted earnings per share attributable to Telecom Argentina (in pesos)	0.83	0.96

During 2Q16 consolidated revenues increased 34.6% (+$3,327 vs. 2Q15) amounting to $12,951, mainly fueled by mobile services, Broadband and data in the Fixed Services segment.

			Variation
Services	2Q16	2Q15	$	%
Retail Voice	1,117	788	329	41.8
Wholesale Voice	307	244	63	25.8
Data	713	432	281	65.0
Internet	1,448	1,102	346	31.4
Subtotal Fixed Services	3,585	2,566	1,019	39.7
Retail Voice	1,991	1,557	434	27.9
Wholesale Voice	443	448	(5)	(1.1)
Data	1,805	1,768	37	2.1
Internet	2,468	1,501	967	64.4
Subtotal Personal Mobile Services	6,707	5,274	1,433	27.2
Retail Voice	204	145	59	40.7
Wholesale Voice	38	30	8	26.7
Data	106	68	38	55.9
Internet	232	132	100	75.8
Subtotal Núcleo Mobile Services	580	375	205	54.7
Total services revenues	10,872	8,215	2,657	32.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2016

VII

TELECOM ARGENTINA S.A.

			Variation
Equipment	2Q16	2Q15	$	%
Fixed Services	32	13	19	146.2
Personal Mobile Services	1,981	1,352	629	46.5
Núcleo Mobile Services	66	44	22	50.0
Total equipment revenues	2,079	1,409	670	47.6

Total revenues	12,951	9,624	3,327	34.6

Consolidated operating costs –including depreciation, amortization and gain on disposal of PP&E and impairment of PP&E– amounted to $11,236 in 2Q16, which represented an increase of $3,076 or +37.7% vs. 2Q15. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Matters, the increase in equipment and handsets costs, the increase of VAS costs and higher losses on impairment of PP&E, partially offset by lower provisions expenses .

			Variation
	2Q16	2Q15	$	%
Employee benefit expenses and severance payments	(2,261)	(1,715)	(546)	31.8
Interconnection costs and other telecommunication charges	(623)	(501)	(122)	24.4
Fees for services, maintenance, materials and supplies	(1,242)	(980)	(262)	26.7
Taxes and fees with the Regulatory Authority	(1,286)	(980)	(306)	31.2
Commissions	(1,293)	(1,086)	(207)	19.1
Agent commissions capitalized as SAC	333	313	20	6.4
Cost of equipment and handsets	(1,605)	(1,117)	(488)	43.7
Cost of equipment and handsets capitalized as SAC	21	22	(1)	(4.5)
Advertising	(179)	(179)	-	-
Cost of VAS	(402)	(304)	(98)	32.2
Provisions	(67)	(74)	7	(9.5)
Bad debt expenses	(263)	(98)	(165)	168.4
Other operating expenses	(732)	(428)	(304)	71.0
Subtotal	(9,599)	(7,127)	(2,472)	34.7
Depreciation of PP&E	(1,049)	(714)	(335)	46.9
Amortization of SAC and service connection charges	(368)	(241)	(127)	52.7
Amortization of 3G/4G Licenses	(95)	(72)	(23)	31.9
Amortization of other intangible assets	(7)	(6)	(1)	16.7
Gain on disposal of PP&E and impairment of PP&E	(118)	-	(118)	n/a
Total operating costs	(11,236)	(8,160)	(3,076)	37.7

CAPEX amounted to $2,593 in 2Q16 and amounted to $3,826 in 2Q15 (including $2,256 related to the acquisition of Lot 8 of 4G Spectrum).

4. Summary of comparative consolidated statements of financial position

	June 30,
	2016	2015	2014	2013	2012
Current assets	12,559	7,983	8,346	8,987	5,277
Non-current assets	29,118	22,988	15,309	11,089	10,012
Total assets	41,677	30,971	23,655	20,076	15,289
Current liabilities	21,099	12,277	8,695	6,801	5,019
Non-current liabilities	2,991	2,821	2,094	1,729	1,620
Total liabilities	24,090	15,098	10,789	8,530	6,639
Equity attributable to Telecom Argentina (Controlling Company)	17,074	15,537	12,538	11,349	8,503
Equity attributable non-controlling interest	513	336	328	197	147
Total Equity	17,587	15,873	12,866	11,546	8,650
Total liabilities and equity	41,677	30,971	23,655	20,076	15,289

5. Summary of comparative consolidated income statements

	2Q16	2Q15	2Q14	2Q13	2Q12	1H16	1H15	1H14	1H13	1H12
Revenues and other income	12,960	9,628	8,139	6,653	5,259	25,426	18,507	15,615	12,726	10,389
Operating costs	(11,236)	(8,160)	(6,898)	(5,708)	(4,410)	(21,705)	(15,359)	(12,997)	(10,666)	(8,507)
Operating income	1,724	1,468	1,241	945	849	3,721	3,148	2,618	2,060	1,882
Financial results, net	(489)	(30)	186	79	51	(1,046)	(119)	154	214	112
Income before income tax expense	1,235	1,438	1,427	1,024	900	2,675	3,029	2,772	2,274	1,994
Income tax expense	(433)	(501)	(497)	(362)	(314)	(938)	(1,051)	(936)	(799)	(700)
Net income	802	937	930	662	586	1,737	1,978	1,836	1,475	1,294
Other comprehensive income, net of tax	51	(49)	27	(34)	(4)	240	(49)	233	29	21
Total comprehensive income	853	888	957	628	582	1,977	1,929	2,069	1,504	1,315
Attributable to Telecom Argentina (Controlling Company)	833	895	934	631	574	1,880	1,923	1,957	1,473	1,289
Attributable to non-controlling interest	20	(7)	23	(3)	8	97	6	112	31	26

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2016

VIII

TELECOM ARGENTINA S.A.

6.            Statistical data (in physical units)

❖           Fixed services

Voice and data services (in thousands, except for lines in service per inhabitants and employees)

	1H16		1H15		1H14		1H13		1H12
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,551	-	3,551	-	3,528	-	3,823	15	3,804	4
NGN lines	1,378	12	1,295	18	1,184	8	1,108	16	987	32
Installed lines (a)	4,929	12	4,846	18	4,712	8	4,931	31	4,791	36

Lines in service (b)	3,974	(36)	4,064	(13)	4,103	(5)	4,114	5	4,148	10

Customers lines (c)	3,901	(35)	3,989	(12)	4,025	(3)	4,033	6	4,064	10

Public phones installed	25	(1)	28	(1)	31	(2)	35	(1)	39	-

Lines in service per 100 inhabitants (d)	18.6	-	19.3	-	19.7	-	19.9	-	20.3	-

Lines in service per employee (e)	358	(7)	375	5	371	(2)	373	2	370	-

(a)         Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).

(b)         Includes customers lines, own lines, public telephones and DDE and ISDN channels.

(c)         The number of customers is measured in relation to the physical occupation of network resources.

(d)         Corresponding to the Northern Region of Argentina.

(e)         Defined as lines in service / number of actual employees.

Internet (in thousands)

	1H16		1H15		1H14		1H13		1H12
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter

Total ADSL subscribers	1,798	(11)	1,786	18	1,726	12	1,634	8	1,594	28

❖           Mobile services

Personal (in thousands, except for subscriber per employee disclosed in units)

	1H16		1H15		1H14		1H13		1H12
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	2,122	(10)	2,063	30	2,303	(62)	2,437	22	2,296	70

“Cuentas claras” plans (i)	4,300	25	4,010	72	3,853	(3)	3,644	61	3,232	56

Prepaid subscribers (ii)	13,422	282	13,213	(4)	13,407	(54)	12,905	142	12,714	42

Dongles (iii)	113	(4)	132	(12)	213	(18)	321	(32)	481	8

Total subscribers	19,957	293	19,418	86	19,776	(137)	19,307	193	18,723	176

Lines per employee	4,106	-	3,854	-	3,912	-	3,680	-	3,651	-

(i)                                        Lines which are paid through customer billing.

(ii)                                      Prepaid lines which were refilled at least once in the last 13 months.

(iii)                                    Corresponds to mobile Internet subscribers with post-paid, “Cuentas claras” and prepaid contracts.

Núcleo (in thousands, except for subscriber per employee disclosed in units)

	1H16		1H15		1H14		1H13		1H12
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	26	(1)	29	1	29	1	29	-	29	(1)

“Plan control” subscribers (i)	398	5	345	13	308	4	278	8	238	11

Prepaid subscribers (ii)	2,044	(1)	2,021	-	1,904	(25)	1,906	18	1,849	20

Dongles (iii)	87	(8)	118	(5)	141	(6)	162	20	119	9

Subtotal mobile	2,555	(5)	2,513	9	2,382	(26)	2,375	46	2,235	39

Internet subscribers - Wimax	5	(1)	5	-	5	-	6	-	7	-

Total subscribers	2,560	(6)	2,518	9	2,387	(26)	2,381	46	2,242	39

Lines per employee (iv)	6,247	-	6,220	-	5,618	-	5,422	-	5,174	-

(i)                                        Lines which are paid through customer billing.

(ii)                                      Prepaid lines which were refilled at least once in the last 13 months.

(iii)                                    Corresponds to mobile Internet subscribers with post-paid, “Plan control” and prepaid contracts.

(iv)                                    Internet Wimax subscribers are not included.

7.            Consolidated ratios

	1H16	1H15	1H14	1H13	1H12
Liquidity (1)	0.60	0.65	0.96	1.32	1.05
Solvency (2)	0.73	1.05	1.19	1.35	1.30
Locked-up capital (3)	0.70	0.74	0.65	0.55	0.65

(1)             Current assets/Current liabilities.

(2)             Total equity/Total liabilities.

(3)             Non-current assets/Total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2016

IX

TELECOM ARGENTINA S.A.

8.            Outlook

A new political, economic and regulatory environment for the telecommunications industry is being developed in 2016. Activity levels will continue depending on the country’s macroeconomic situation and, in particular, on the purchasing power and levels of consumption of our customers. We are aware that in the first half of 2016 readjustments in prices of many goods and services were implemented as a result of their adaptation to changes in the US dollar exchange rate, after certain exchange restrictions were eliminated and the subsidy policy of several public services was reduced. However, a deceleration of the inflation rate is expected during the second half of 2016 as a consequence of the increase in the interest rates and other monetary policy measures adopted by the Central Bank of Argentina. Also, the announcement made by the National Government of the voluntary declaration of possession of property creates favorable expectations to the public treasury aiming a reactivation of the economic activity for the last quarter of 2016 and during 2017.

We are confident that our products and services demand will remain at fair levels, especially those related to the fixed and mobile Internet usage, taking into account the innovative offerings that the Telecom Group is planning to launch in the market.

The fixed telephony evolution will continue in line with the trend in recent years, influenced by the maturity of the market. The steadily deploying of the “Ultra-Broadband” will continue for Broadband, with new technologies replacing copper with optical fiber in different points of the network. During 2016, the Company expects to add 4,000 kilometers of optical fiber to the existing 22,000 kilometers, expanding the network capacity throughout the country, granting more speed and security to our customers’ consumption. The Company will continue providing convergent solutions to the corporate segment with a portfolio that provides customers next-generation “Datacenter” services.

To maximize business, Personal will continue to focus on the quality of service, innovation and the deployment of the LTE/4G network at national level. Personal will also continue to work on optimizing the customers’ experience to offer the best “User experience”, improving the coverage and speed of the network. 3G technology will also be expanded with new frequencies and more investment, thus continuing with the technological conversion and capacity enlargement of the network. This infrastructure improvement comes together with the evolution of the “Data Centric” offering in line with the evolution of the mobile market and the new business model that requires evolution and simplification.

Customer service quality will continue to focus mainly on the efficiency of channels and segmentation of the service customer with a customer-centric vision. The self-management channel will also continue to be encouraged (promoting the use of social networks), in order to simplify more and more the customers’ management and control over their lines.

Operational excellence will remain a goal to aim a better use of the physical, human and technological resources of the Group so as to continue meeting profitability expectations of our stakeholders without neglecting the business profitability.

The strategy implemented by the Company’s Management, renewed with the incorporation of a new indirect controlling shareholder and its management team, will procure to lead the convergent connectivity of people, homes and companies. The Telecom Group believes that this goal will be achieved by placing customers and their experience in the core of the operation, developing an innovative offering, establishing an agile and excellent organization, strengthening the employees’ satisfaction and commitment, implementing a major investment plan and reaffirming day by day its commitment to the country and its people.

Mariano Ibáñez
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2016

X

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		June 30,	December 31,
ASSETS	Note	2016	2015
Current Assets
Cash and cash equivalents	2	489	870
Investments	2	751	1,430
Trade receivables	2	7,731	5,663
Other receivables	2	1,119	1,336
Inventories	2	2,469	2,193
Total current assets		12,559	11,492
Non-Current Assets
Trade receivables	2	351	481
Income tax assets	2	344	265
Other receivables	2	345	272
Investments	2	85	333
Property, plant and equipment (“PP&E”)	2	20,375	17,963
Intangible assets	2	7,618	7,659
Total non-current assets		29,118	26,973
TOTAL ASSETS		41,677	38,465
LIABILITIES
Current Liabilities
Trade payables	2	10,030	9,873
Deferred revenues	2	385	477
Financial debt	2	6,398	3,451
Salaries and social security payables	2	1,261	1,261
Income tax payables	2	568	439
Other taxes payables	2	884	1,153
Dividends payable	2	1,300	-
Other liabilities	2	53	53
Provisions	6	220	207
Total current liabilities		21,099	16,914
Non-Current Liabilities
Trade payables	2	31	52
Deferred revenues	2	458	457
Financial debt	2	348	1,449
Salaries and social security payables	2	144	157
Deferred income tax liabilities	2	601	550
Income tax payables	2	8	10
Other liabilities	2	125	101
Provisions	6	1,276	1,165
Total non-current liabilities		2,991	3,941
TOTAL LIABILITIES		24,090	20,855
EQUITY
Equity attributable to Telecom Argentina (Controlling Company)		17,074	17,194
Equity attributable to non-controlling interest		513	416
TOTAL EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)	7	17,587	17,610
TOTAL LIABILITIES AND EQUITY		41,677	38,465

The accompanying notes are an integral part of these consolidated financial statements.

Mariano Ibáñez
Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		Three-month periods ended June 30,		Six-month periods ended June 30,
	Note	2016	2015	2016	2015
Revenues	2	12,951	9,624	25,406	18,496
Other income	2	9	4	20	11
Total revenues and other income		12,960	9,628	25,426	18,507
Employee benefit expenses and severance payments	2	(2,261)	(1,715)	(4,435)	(3,258)
Interconnection costs and other telecommunication charges	2	(623)	(501)	(1,330)	(1,001)
Fees for services, maintenance, materials and supplies	2	(1,242)	(980)	(2,335)	(1,869)
Taxes and fees with the Regulatory Authority	2	(1,286)	(980)	(2,494)	(1,853)
Commissions	2	(960)	(773)	(1,850)	(1,396)
Cost of equipments and handsets	2	(1,584)	(1,095)	(3,083)	(1,735)
Advertising	2	(179)	(179)	(371)	(370)
Cost of VAS	2	(402)	(304)	(792)	(597)
Provisions	6	(67)	(74)	(81)	(167)
Bad debt expenses	2	(263)	(98)	(518)	(281)
Other operating expenses	2	(732)	(428)	(1,382)	(845)
Depreciation and amortization	2	(1,519)	(1,033)	(2,894)	(1,990)
Gain on disposal of PP&E and impairment of PP&E	2	(118)	-	(140)	3
Operating income		1,724	1,468	3,721	3,148
Finance income	2	131	161	483	266
Finance expenses	2	(620)	(191)	(1,529)	(385)
Income before income tax expense		1,235	1,438	2,675	3,029
Income tax expense	2	(433)	(501)	(938)	(1,051)
Net income for the period		802	937	1,737	1,978

Attributable to:
Telecom Argentina (Controlling Company)		800	928	1,725	1,956
Non-controlling interest		2	9	12	22
		802	937	1,737	1,978

Earnings per share attributable to Telecom Argentina – basic and diluted	1.d	0.83	0.96	1.78	2.02

The accompanying notes are an integral part of these consolidated financial statements.

Mariano Ibáñez
Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2016	2015	2016	2015

Net income for the period	802	937	1,737	1,978

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	52	(49)	248	(49)
Subsidiaries’ NDF effects classified as hedges	(1)	-	(8)	-
Other components of the comprehensive income, net of tax	51	(49)	240	(49)

Total comprehensive income for the period	853	888	1,977	1,929

Attributable to:
Telecom Argentina (Controlling Company)	833	895	1,880	1,923
Non-controlling interest	20	(7)	97	6
	853	888	1,977	1,929

The accompanying notes are an integral part of these consolidated financial statements.

Mariano Ibáñez
Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners Contribution					Reserves

	Outstanding shares		Treasury shares
	Capital nominal value (1)	Inflation adjustment	Capital nominal value (1) (2)	Inflation adjustment (2)	Treasury shares acquisition cost (2)	Legal	Special for IFRS implementation	Voluntary for capital investments (2)	Voluntary for future investments	For future cash dividends payments	Other comprehensive income	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2015	969	2,646	15	42	(461)	734	351	3,191	2,904	-	354	3,673	14,418	351	14,769
Dividends of Núcleo (3)	-	-	-	-	-	-	-	-	-	-	-	-	-	(21)	(21)
Dividends (4)	-	-	-	-	-	-	-	-	-	-	-	(804)	(804)	-	(804)
Reserve for future cash dividends payments (4)	-	-	-	-	-	-	-	-	-	2,869	-	(2,869)	-	-	-
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	1,956	1,956	22	1,978
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(33)	-	(33)	(16)	(49)
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	(33)	1,956	1,923	6	1,929

Balances as of June 30, 2015	969	2,646	15	42	(461)	734	351	3,191	2,904	2,869	321	1,956	15,537	336	15,873

Balances as of January 1, 2016	969	2,646	15	42	(461)	734	351	3,191	2,904	2,869	531	3,403	17,194	416	17,610
Reserve for future cash dividends payments (5)	-	-	-	-	-	-	-	-	-	3,403	-	(3,403)	-	-	-
Dividends (6)	-	-	-	-	-	-	-	-	-	(2,000)	-	-	(2,000)	-	(2,000)
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	1,725	1,725	12	1,737
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	155	-	155	85	240
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	155	1,725	1,880	97	1,977

Balances as of June 30, 2016	969	2,646	15	42	(461)	734	351	3,191	2,904	4,272	686	1,725	17,074	513	17,587

(1) As of June 30, 2016 and 2015, total shares (984,380,978), of $1 argentine peso of nominal value each, were issued and fully paid. As of the same dates, 15,221,373 were treasury shares.

(2) Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 1.55% of total capital. The treasury shares acquisition costs amounted to 461. See Note 7 – Equity to the consolidated financial statements.

(3) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 26, 2015.

(4) As approved by the Ordinary Shareholders’ Meeting of the Company held on April 29, 2015.

(5) As approved by the Ordinary Shareholders’ Meeting of the Company held on April 29, 2016.

(6) As approved by the Board of Directors’ Meeting held on April 29, 2016.

The accompanying notes are an integral part of these consolidated financial statements.

Mariano Ibáñez
Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		Six-month periods ended June 30,
	Note	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		1,737	1,978
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses	2	518	281
Allowance for obsolescence of inventories, materials and other deducted from assets		38	13
Depreciation of PP&E	2	1,982	1,391
Amortization of intangible assets	2	912	599
Consumption of materials	2	217	138
Gain on disposal of PP&E and impairment of PP&E	2	140	(3)
Net book value of disposals of PP&E		11	-
Provisions	6	81	167
Other financial losses		620	85
Income tax expense	2	938	1,051
Income tax paid	3	(838)	(870)
Net increase in assets	3	(2,531)	(689)
Net decrease in liabilities	3	(614)	(308)
Total cash flows provided by operating activities	3	3,211	3,833
CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	3	(4,261)	(2,026)
Acquisition of 4G License	3	-	(2,256)
Intangible assets acquisitions	3	(793)	(548)
Proceeds from the sale of PP&E		10	12
Investments not considered as cash and cash equivalents	3	1,137	(502)
Total cash flows used in investing activities		(3,907)	(5,320)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	3	1,991	2,602
Payment of financial debt	3	(363)	(12)
Payment of interest and related costs	3	(667)	(85)
Payment of cash dividends and related tax withholdings	3	(701)	(824)
Total cash flows provided by financing activities		260	1,681

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		55	9

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(381)	203
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		870	684
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		489	887

See Note 3 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Mariano Ibáñez
Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2016 AND 2015

(In millions of Argentine pesos, except as otherwise indicated)

TELECOM ARGENTINA S.A.

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

ADS:  Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A type of digital subscriber line technology (DSL); a data communications technology that enables faster data transmission over copper lines than a conventional voiceband modem can provide.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Telecom Argentina: Telecom Argentina S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): The Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP: Calling Party Pays.

“Cuentas claras”: Under the “Cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

IAS:  International Accounting Standards.

IASB:  International Accounting Standards Board.

ICT: Information and Communication Technologies.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

LGS (Ley de Sociedades Comerciales): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “Ley General de Sociedades”.

Micro Sistemas: Micro Sistemas S.A.

NDF: Non-Deliverable Forward.

Nortel: Nortel Inversora S.A., the parent company of the Company.

TELECOM ARGENTINA S.A.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

Personal:  Telecom Personal S.A.

PP&E:  Property, plant and equipment.

Regulatory Bodies: Previously, the SC, the CNC and the AFTIC. Since the issuance of the Decree of Need and Urgency No. 267/15, the Regulatory Authority is the National Communications Agency (ENACOM).

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT:  Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No. 26 issued by the FACPCE, amended by RT 29 and RT 43.

SAC:  Subscriber Acquisition Costs.

SBT (Servicio básico telefónico): Basic telephone service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Group/Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)           Basis of preparation and significant accounting policies

As required by the CNV for most of public companies, these consolidated financial statements have been prepared in accordance with RT 26 of FACPCE (as amended by RT 29 and RT43) and in accordance with IFRS as issued by the IASB, as adopted by the CPCECABA.

For the preparation of these consolidated financial statements, the Company has elected to make use of the option provided by IAS 34, so, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the 2015 annual consolidated financial statements which can be consulted at the Company’s website (www.telecom.com.ar/inversores).

As of June 30, 2016, entities included in the consolidation process and the respective equity interest owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition	Segment that consolidates (Note 4)
Telecom USA	100.00%		09.12.00	Fixed Services
Micro Sistemas (ii)	99.99%		12.31.97	Fixed Services
Personal	99.99%		07.06.94	Personal Mobile Services
Núcleo (iii)	67.50%	Personal	02.03.98	Núcleo Mobile Services
Personal Envíos (iii)	67.50%	Núcleo	07.24.14	Núcleo Mobile Services

(i)            Percentage of equity interest owned has been rounded.

(ii)          Dormant entity as of June 30, 2016 and December 31, 2015 and for the six-month periods ended June 30, 2016 and 2015.

(iii)        Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

For the preparation of these consolidated financial statements, the Company followed the same accounting policies applied in the most recent annual consolidated financial statements.

The preparation of these consolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

These consolidated financial statements have also been prepared on a going concern basis, as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

Publication of these consolidated financial statements for the period ended June 30, 2016 was approved by resolution of the Board of Directors’ meeting held on August 9, 2016.

b)          Financial statement formats

The financial statement formats adopted are consistent with IAS 1, In particular:

•                  the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized within twelve months after the period-end;

•                  the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Telecom Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

TELECOM ARGENTINA S.A.

•                  the consolidated statements of comprehensive income include the profit or (loss) for the period as shown in the consolidated income statement and all components of other comprehensive income;

•                  the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with shareholders (controlling and non-controlling);

•                  the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 2 and 6 to these consolidated financial statements, as admitted by IFRS.

c)           Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS as issued by the IASB) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 4.

d)          Net income per share

The Company computes net income per common share by dividing net income for the period attributable to Telecom Argentina (Controlling Company) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

For the six-month periods ended June 30, 2016 and 2015, the weighted average number of shares outstanding totaled 969,159,605 shares, respectively.

e)           Application of IAS 29 (Financial reporting in “hyperinflationary” economies)

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered “hyperinflationary”. It is worth mentioning that if at any time an economy qualifies as “hyperinflationary” as a result of the qualitative and quantitative assessment established by paragraph 3 of IAS 29, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (February 2003 for entities of Telecom Group located in Argentina) or from the acquisition date for assets acquired after that date.

In compliance with the provisions of IAS 29, the Company’s Management periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries in which the Telecom Group operates.

Although the standard does not establish an absolute rate at which hyperinflation is deemed to arise, usually a cumulative inflation rate over three years approaching or exceeding 100% is used as reference in conjunction with other qualitative factors related to the macroeconomic environment.

The Company analyzes the economic environment as required by the provisions of IAS 29, based on the inflation rates published by the National Institute of Statistics and Census (INDEC), following the same criteria adopted by the accounting profession in the Argentine Republic.

After declaring a state of statistical emergency in January 2016 and due to the reorganization of the INDEC structure, that agency was impelled to publish the Internal Wholesale Price Index for November and December 2015 and the Consumer Price Index for the period November 2015- April 2016. Under these circumstances, the INDEC suggested the alternative utilization of Price Indexes published by the Province of San Luis and the City of Buenos Aires, which are integral part of the National Statistic System until the INDEC publishes Price Indexes in compliance with international standards of quality. Finally, in May 2016 the INDEC published the Internal Wholesale Price Index (“IPIM”) retroactively from January 2016 while the Consumer Price Index (“IPC”) was published from May 2016.

TELECOM ARGENTINA S.A.

Therefore, for year 2015 the Company analysis was performed according to Consumer Price Index and Internal Wholesale Price Index published by the INDEC until October 2015 and it was complemented applying November and December 2015 Price Index published by the Province of San Luis and the City of Buenos Aires, as the INDEC suggested. It is worth mentioning that this simplified procedure as provided in paragraph 17 of IAS 29 was performed due to the unavailability of official statistics at national level.

The tables below show the evolution of these indexes in the last three years according to official statistics (INDEC), with the exceptions explained above regarding the use of alternative indexes for November and December 2015:

	2013	2014	2015 (*)
Consumer Price Variation
Annual	10.9%	23.9%	20.6%
3 years accumulated	34.7%	52.4%	65.8%

Internal Wholesale Price Variation
Annual	14.8%	28.3%	19.2%
3 years accumulated	46.2%	66.5%	75.4%

(*) Consumer Price Index and Internal Wholesale Price Index published by the INDEC until October 2015 were 11.9% and 10.6% respectively. These rates (which contain ten months accumulated), were complemented with November and December 2015 Consumer Price Index average rates for these two months published by the Province of San Luis and the City of Buenos Aires (7.8%).As of the date of these Financial Statements we have taken note that the INDEC will not publish Internal Wholesale Price Index for November and December 2015 nor they will review the inflation rates for prior periods.

According to the high inflation levels in Argentina registered in the last years, the Company’s Management has further assessed the characteristics set out in paragraph 3 of IAS 29, including (i) the quantitative condition provided in section (e) “the cumulative inflation rate over three years is approaching, or exceeds, 100%”, as well as (ii) the qualitative characteristics contained in paragraphs a) to d) of that paragraph. Based on the analysis made at December 31, 2015 and with the evidence available as of the date of issuance of the consolidated financial statements then ended, the Company’s Management concluded that Argentina did not qualify as a “hyperinflationary” country in terms of IAS 29.

Under US GAAP the argentine economy was not considered highly inflationary at December 31, 2015 according with the conclusions of the “International Practices Task Force” (IPTF) dated May 2016, to which the Company has had access. An extract of the meeting held in November 2015, stated the following: “The SEC staff noted the IMF’s concerns on the accuracy of the inflation data. However, the SEC staff noted that they have not observed objectively verifiable data that would indicate the economy of Argentina is highly-inflationary at December 31, 2015. The staff would expect registrants to monitor the level of inflation, in combination with other pertinent factors and data points, in determining whether Argentina should be considered a highly-inflationary economy.”

While there may be differences in the definition of a “hyperinflationary” environment between IFRS and US GAAP, the Company believes that the assessment of the macroeconomic situation of a country should be substantially similar under both accounting frameworks and, therefore, considers that the IPTF conclusion is consistent with the conclusions arrived in the analysis made by the Company’s Management.

Additionally, while the CNV required public companies the full implementation of IFRS-as issued by the IASB- from periods beginning on January 1st, 2012, Decree No. 664/03 continues to be in force as of the date of issuance of these consolidated financial statements. Through this Decree, the PEN instructed the control authorities –including the CNV- not to accept filings of restated financial statements. This legal restriction is foreseen in the current Regulations of the CNV (Title IV - Chapter III - Article 3 - paragraph 1).

Developments of the first semester 2016

The indexes published by the INDEC as from May 2016 (a variation for the six month period ended June 30, 2016 of 25.2 % for the IPC and 26.8% for the IPIM and a variation for the three-year period of approximately 98.3% for the IPC and approximately 108.2% for the IPIM) have shown high level of inflation that reflects among other factors the impact on internal price due to the devaluation of the argentine peso against the US dollar since December 2015, the elimination of exchange rate restrictions and the increase of the public service rates allowed by the Government after more than ten years of rate freezing.

All these qualitative and quantitative circumstances, require that issuers, regulatory authorities both in Argentina and abroad, and the accounting profession reach a conclusion whether the argentine economy qualifies as “hyperinflationary” under the terms of IAS 29 for the year 2016. Discussions on this matter have been recently initiated among the players involved in the assessment process and it is expected that resolutions will be reached before the issuance of the annual financial statements as of December 31, 2016.

Company’s Management believes that the periodic assessment of the macroeconomic environment of the countries in which it operates and the possible restatement of financial statements in accordance to IAS 29, represent an element of care and concern for investors, analysts and regulators of capital markets where Argentine companies list their equity and debt securities, related to the impact that such restatement might have on their financial position and results of operations of Argentine companies, including the Telecom Group.

TELECOM ARGENTINA S.A.

In the case that IAS 29 should be applied in Argentina during year 2016 as a result of the consensus reached by the argentine accounting profession and the regulatory authorities both in Argentina and abroad, Management of the Company has performed an aggregate estimation of its effects taking into account that the restatement for inflation should be made from February 2003 only for argentine entities of the Group and using the IPIM evolution published by the INDEC (which increased approximately 477% in the period February 2003 – June 2016, assuming an inflation rate of 7.8% for November - December 2015 period as explained above).

The table below shows the evolution of the consolidated shareholders’ equity estimating that IAS 29 is applied for the years 2014, 2015 and for the six-month period ended June 30, 2016:

Consolidated statements of changes in equity restated for inflation according with IAS 29 (*)	6.30.16	12.31.15	12.31.14
(in billions of argentine pesos and in constant currency as of June 30, 2016) (figures not covered by the limited review of the independent external auditors)

Equity at the beginning of the year	33.2	31.7	31.1

Dividends	(2.2)	(1.3)	(2.1)

Net income	0.5	2.7	2.7
Other Comprehensive Results	(0.1)	0.1	-
Comprehensive Income	0.4	2.8	2.7
Equity at the end of the period/year	31.4	33.2	31.7
Capital + Adjustment of Capital	21.2	21.2	21.2
Treasury shares acquisition cost	(0.9)	(0.9)	(0.9)
Reserves + Retained Earnings	10.7	12.4	11.0
Other Comprehensive Results	(0.1)	-	(0.1)

Attributable to Telecom Argentina (Controlling Company)	30.9	32.7	31.2
Attributable to non-controlling interest	0.5	0.5	0.5

(*) These figures represent the best estimation of the Company’s Management as of the date of these Consolidated Financial Statements. An estimation of restatement of financial statements with more detail and precision as required by IAS 29 could generate different figures. However, the Company’s Management believes that figures would be similar to those presented in the table above with the same trends of impacts. The estimation includes the effect of adjustment for inflation not taxable/ deductible under income tax law, which was recorded as a temporary difference resulting in a deferred tax liability.

In connection with the impact of IAS 29 in the results of the periods presented, there are no significant impacts identified regarding Operating income before depreciation and amortization to Revenues ratio. Depreciations and amortizations increase its relative weight to Revenues and the Financial results are impacted by the Result from exposure to inflation, which is positive (gain) in all periods presented due to the Net monetary liability position of the Telecom Group.

The Company’s Management will continue monitoring the characteristics and the evolution of the inflation rates in Argentina in order to comply properly with IAS 29 provisions, with special consideration of the pronouncements of argentine regulators – which as of the date are forbidden to accept the filing of financial statements restated for inflation according to Decree No. 664/03 and its supplementary standards. The Company’s Management will also monitor the pronouncements of foreign regulators, as well as the evaluation that the accounting profession will perform with regards to the uniform application of IAS 29 together with other issuers that apply IFRS in the Argentine Republic.

NOTE 2 – BREAKDOWN OF THE MAIN ACCOUNTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	June 30,	December 31,
CURRENT ASSETS	2016	2015
a) Cash and cash equivalents
Cash	34	25
Banks	206	231
Time deposits	249	217
Other short-term investments	-	397
	489	870
b) Investments
Government bonds at fair value	693	616
Government bonds at fair value – US dollar linked	-	576
Government bonds at amortized cost – US dollar linked	-	133
Provincial and Municipal government bonds at amortized cost – US dollar linked	24	74
Provincial and Municipal government bonds at amortized cost	34	31
	751	1,430

TELECOM ARGENTINA S.A.

	June 30,	December 31,
c) Trade receivables	2016	2015
Fixed Services	1,778	1,449
Personal Mobile Services – Services sales	3,037	2,659
Personal Mobile Services – Equipment sales	3,199	1,759
Núcleo Mobile Services	260	182
Subtotal	8,274	6,049
Allowance for doubtful accounts	(543)	(386)
	7,731	5,663

Movements in the allowance for current doubtful accounts are as follows:

	Six-month periods ended June 30,
	2016	2015
At the beginning of the year	(386)	(292)
Additions – Bad debt expenses	(518)	(281)
Uses	364	244
Currency translation adjustments	(3)	-
At the end of the period	(543)	(329)

	June 30,	December 31,
d) Other receivables	2016	2015
Prepaid expenses	582	346
NDF	225	466
Expenses reimbursement	99	95
Tax credits	50	165
Restricted funds	28	26
Receivables for return of handsets under warranty	18	9
Tax on personal property – on behalf of shareholders	7	15
Guarantee deposits	6	5
PP&E disposal receivables	1	26
Unionized employees advances	-	57
Prepaid expenses related parties (Note 5.c)	-	36
Other	133	115
Subtotal	1,149	1,361
Allowance for other receivables	(30)	(25)
	1,119	1,336

Movements in the allowance for other receivables are as follows:

	Six-month periods ended June 30,
	2016	2015
At the beginning of the year	(25)	(23)
Additions	(5)	(3)
Uses	-	1
At the end of the period	(30)	(25)

	June 30,	December 31,
e) Inventories	2016	2015
Mobile handsets and other	2,526	2,218
Advances for mobile handsets acquisitions	-	47
Fixed telephones and equipment	26	14
Subtotal	2,552	2,279
Allowance for obsolescence of inventories	(83)	(86)
	2,469	2,193

Movements in the allowance for obsolescence of inventories are as follows:

	Six-month periods ended June 30,
	2016	2015
At the beginning of the year	(86)	(73)
Additions – Fees for services, maintenance and materials	(21)	(6)
Uses	25	4
Currency translation adjustments	(1)	1
At the end of the period	(83)	(74)

TELECOM ARGENTINA S.A.

Sale and cost of equipment and handsets by business segment is as follows:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2016	2015	2016	2015
	Profit (loss)
Sales of equipment and handsets - Fixed Services	32	13	65	23
Cost of equipment and handsets – Fixed Services	(42)	(14)	(87)	(33)
Total equipment loss – Fixed Services	(10)	(1)	(22)	(10)
Sales of equipment and handsets – Personal Mobile Services	1,981	1,352	3,938	2,233
Cost of equipment and handsets – Personal Mobile Services	(1,471)	(1,038)	(2,867)	(1,637)
Deferred Costs SAC – Personal Mobile Services	11	8	26	14
Total equipment income – Personal Mobile Services	521	322	1,097	610
Sales of equipment and handsets – Núcleo Mobile Services	66	44	126	66
Cost of equipment and handsets – Núcleo Mobile Services	(92)	(65)	(185)	(107)
Deferred Costs SAC – Núcleo Mobile Services	10	14	30	28
Total equipment loss – Núcleo Mobile Services	(16)	(7)	(29)	(13)
Total equipment and handsets sale	2,079	1,409	4,129	2,322
Total cost of equipment and handsets (net of SAC capitalization)	(1,584)	(1,095)	(3,083)	(1,735)
Total income for sale of equipment and handsets	495	314	1,046	587

	June 30,	December 31,
	2016	2015
NON-CURRENT ASSETS
f) Trade receivables
Fixed Services	20	17
Personal Mobile Services – Equipment sales	101	300
Núcleo Mobile Services – Equipment sales	230	164
	351	481
g) Other receivables
Prepaid expenses	240	166
Credit on SC Resolution No. 41/07 and IDC	84	84
Restricted funds	33	32
Regulatory credits (Paraguay)	26	22
Tax on personal property – on behalf of shareholders	18	18
Tax credits	11	12
Guarantee deposits	14	12
Other	21	28
Subtotal	447	374
Allowance for regulatory matters	(84)	(84)
Allowance for doubtful accounts (tax on personal property)	(18)	(18)
	345	272

Movements in the allowance for regulatory matters are as follows:

	Six-month periods ended June 30,
	2016	2015
At the beginning of the year	(84)	(85)
Uses	-	1
At the end of the period	(84)	(84)

Movements in the allowance for doubtful accounts (tax on personal property) are as follows:

	Six-month periods ended June 30,
	2016	2015
At the beginning of the year	(18)	(18)
Additions	-	-
At the end of the period	(18)	(18)

	June 30,	December 31,
	2016	2015
h) Investments
Municipal government bonds at amortized cost – US dollar linked	72	-
Provincial and municipal government bonds at amortized cost	12	62
Government bonds at amortized cost – US dollar linked	-	261
Tuves Paraguay S.A. shares purchase option	-	9
2003 Telecommunications Fund	1	1
	85	333

TELECOM ARGENTINA S.A.

	June 30,	December 31,
i) PP&E	2016	2015
Land, buildings and facilities	1,195	1,088
Computer equipment and software	1,891	1,885
Switching and transmission equipment (i)	4,712	4,368
Mobile network access and external wiring	6,947	5,643
Construction in progress	3,212	3,015
Other tangible assets	595	567
Subtotal PP&E	18,552	16,566
Materials	2,223	1,652
Valuation allowance for materials	(62)	(52)
Impairment of PP&E	(338)	(203)
Total PP&E	20,375	17,963

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in PP&E (without allowance for materials and impairment of PP&E) are as follows:

	Six-month periods ended June 30,
	2016	2015
At the beginning of the year	18,218	13,933
CAPEX	3,641	1,826
Materials	774	494
Total PP&E additions	4,415	2,320
Currency translation adjustments	361	(64)
Consumption of materials	(217)	(138)
Decrease	(20)	(6)
Depreciation of the period	(1,982)	(1,391)
At the end of the period	20,775	14,654

Movements in the valuation allowance for materials are as follows:

	Six-month periods ended June 30,
	2016	2015
At the beginning of the year	(52)	(24)
Additions - Fees for services, maintenance, and materials	(12)	(5)
Uses	2	-
At the end of the period	(62)	(29)

Movements in the impairment of PP&E are as follows:

	Six-month periods ended June 30,
	2016	2015
At the beginning of the year	(203)	(100)
Additions – Impairment of PP&E	(135)	(10)
Additions – Fees for services	-	(7)
At the end of the period	(338)	(117)

	June 30,	December 31,
j) Intangible assets	2016	2015
SAC – fixed services	117	116
SAC – mobile services	1,311	1,156
Service connection or habilitation costs	112	107
3G/4G Licenses	5,250	5,443
PCS License	588	588
Rights of use and exclusivity	239	248
Other intangible assets	1	1
	7,618	7,659

TELECOM ARGENTINA S.A.

Movements in Intangible assets are as follows:

	Six-month periods ended June 30,
	2016	2015
At the beginning of the year	7,659	5,331
Acquisitions	854	608
4G Licenses acquisitions	-	2,256
Currency translation adjustments	17	(3)
Amortization of the period	(912)	(599)
At the end of the period	7,618	7,593

CURRENT LIABILITIES	June 30,	December 31,
k) Trade payables	2016	2015
For the acquisition of PP&E	4,916	5,022
For the acquisition of other assets and services	3,340	2,991
For the acquisition of inventory	1,209	1,335
Subtotal suppliers	9,465	9,348
Agent commissions	565	525
	10,030	9,873
l) Deferred revenues
On prepaid calling cards – Fixed and Mobile Services	190	312
On connection fees – Fixed Services	36	35
On international capacity rental	55	47
On mobile customer loyalty programs	83	78
From CONATEL – Núcleo Mobile Services	6	5
Other	15	-
	385	477
m) Financial debt
Bank overdrafts – principal (Personal)	3,824	3,062
Bank overdrafts – principal (Telecom Argentina)	794	-
Bank overdrafts – principal (Núcleo)	-	84
Bank loans – principal (Personal)	587	-
Bank loans – principal (Núcleo)	458	193
Notes – principal (Personal)	567	-
Accrued interests (Personal)	120	104
Accrued interests (Núcleo)	13	8
Accrued interests (Telecom Argentina)	35	-
	6,398	3,451
n) Salaries and social security payables
Annual complementary salaries, vacation and bonuses	798	849
Social security payables	354	324
Termination benefits	109	88
	1,261	1,261
o) Income tax payables
Income tax payables 2015	-	1,721
Income tax payables 2016	1,072	-
Income tax retentions and payments in advance	(509)	(1,287)
Law No. 26,476 Tax Regularization Regime	5	5
	568	439
p) Other taxes payables
VAT, net	305	452
Tax withholdings	142	201
Internal taxes	120	111
Tax on SU	105	91
Regulatory fees	84	74
Turnover tax	53	143
Municipal taxes	45	46
Perception Decree No. 583/10 ENARD	23	20
Tax on personal property – on behalf of shareholders	7	15
	884	1.153
q) Dividends payable
Controlling company (Note 5.c)	723	-
Public offering	577	-
	1,300	-
r) Other liabilities
Compensation for directors and members of the Supervisory Committee	28	30
Guarantees received	15	12
Other	10	11
	53	53

TELECOM ARGENTINA S.A.

NON-CURRENT LIABILITIES	June 30,	December 31,
	2016	2015
s) Trade payables
For the acquisition of PP&E	31	52
	31	52
t) Deferred revenues
On international capacity rental – Fixed Services	271	290
On connection fees – Fixed Services	84	79
On mobile customer loyalty programs	102	84
From CONATEL– Núcleo Mobile Services	1	4
	458	457
u) Financial debt
Notes – principal (Personal)	148	713
Bank loans – principal (Personal)	-	509
Bank loans – principal (Núcleo)	200	227
	348	1,449
v) Salaries and social security payables
Termination benefits	106	117
Bonuses	38	40
	144	157
w) Income tax payables
Law No. 26,476 Tax Regularization Regime	8	10
	8	10
x) Other liabilities
Pension benefits	119	95
Legal fees	4	4
Other	2	2
	125	101

y) Income tax asset and deferred income tax

Telecom Group’s income tax assets and deferred income tax asset and liability consist of the following:

	Deferred tax assets				Deferred tax liabilities
As of June 30, 2016	Telecom Argentina	Núcleo	Telecom USA	Total	Personal	Total
Allowance for doubtful accounts	79	14	2	95	187	187
Provisions	330	-	-	330	150	150
PP&E	-	11	-	11	-	-
Inventory	-	-	-	-	71	71
Termination benefits	60	-	-	60	-	-
Deferred revenues	82	-	-	82	-	-
Pension benefits	42	-	-	42	-	-
Other deferred tax assets, net	119	1	-	120	-	-
Total deferred tax assets	712	26	2	740	408	408
PP&E	(398)	-	-	(398)	(100)	(100)
Intangible assets	(88)	-	-	(88)	(531)	(531)
Cash dividends from foreign companies	-	(8)	-	(8)	(*) (137)	(137)
Equipment sales in installments	-	-	-	-	(221)	(221)
Investments	-	-	-	-	(3)	(3)
Other deferred tax liabilities, net	-	-	-	-	(17)	(17)
Total deferred tax liabilities	(486)	(8)	-	(494)	(1,009)	(1,009)
Total deferred tax assets (liabilities), net	(**) 226	18	2	246	(**) (601)	(601)

Action for recourse tax receivable – year 2009	98	-	-	98
Total Income tax assets	324	(***) 18	2	344

(*)   Includes (17) recorded in Other comprehensive income for the six-month period ended June 30, 2016.

(**)  Includes 9 and (65) in Telecom Argentina and Personal, respectively, corresponding to the reversal of temporary differences related to the 2015 income tax affidavits.

(***) Includes 4 corresponding to currency translation adjustments over opening balances.

TELECOM ARGENTINA S.A.

	Deferred tax assets				Deferred tax liabilities
As of December 31, 2015	Telecom Argentina	Núcleo	Telecom USA	Total	Personal	Total
Allowance for doubtful accounts	61	8	1	70	151	151
Provisions	314	-	-	314	129	129
PP&E	-	14	-	14	-	-
Inventory	-	-	-	-	99	99
Termination benefits	65	-	-	65	-	-
Deferred revenues	73	-	-	73	-	-
Pension benefits	33	-	-	33	-	-
Other deferred tax assets, net	78	4	-	82	-	-
Total deferred tax assets	624	26	1	651	379	379
PP&E	(390)	-	(1)	(391)	(260)	(260)
Intangible assets	(86)	-	-	(86)	(478)	(478)
Cash dividends from foreign companies	-	(6)	-	(6)	(*) (113)	(113)
Investments	-	-	-	-	(61)	(61)
Other deferred tax liabilities, net	-	(1)	-	(1)	(17)	(17)
Total deferred tax liabilities	(476)	(7)	(1)	(484)	(929)	(929)
Total deferred tax assets (liabilities), net	148	19	-	167	(550)	(550)

Action for recourse tax receivable – year 2009	98	-	-	98
Total Income tax assets	246	19	-	265

(*) Includes (25) recorded in Other comprehensive income for the year ended on December 31, 2015 and (12) corresponding to a reclassification of deferred tax liabilities to income tax payables related to withholdings of cash dividends from foreign companies.

z) Aging of assets and liabilities as of June 30, 2016

Date due	Cash and cash equivalents	Investments	Trade receivables	Income tax assets	Other receivables
Total due	-	-	1,715	-	-
Not due
Third quarter 2016	489	4	3,965	-	713
Fourth quarter 2016	-	50	806	-	184
First quarter 2017	-	3	739	-	114
Second quarter 2017	-	694	506	-	108
July 2017 thru June 2018	-	32	345	-	162
July 2018 thru June 2019	-	27	6	-	99
July 2019 and thereafter	-	25	-	-	73
Not date due established	-	1	-	344	11
Total not due	489	836	6,367	344	1,464
Total	489	836	8,082	344	1,464

Balances bearing interest	250	835	1,665	-	-
Balances not bearing interest	239	1	6,417	344	1,464
Total	489	836	8,082	344	1,464

Average annual interest rate (%)	0.25%	(a)	(b) (c)	-	-

(a)       141 are assets in argentine pesos (46 bearing interests between 15.9% and 41.5% and 95 are US dollar linked bonds bearing interests between 0.40% and 1.95%), and 694 are assets in foreign currency that bear interest between 5% and 7%.

(b)       From due trade receivables 75 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, 667 bear 50% over the Banco de la Nación Argentina notes payable discount rate, 851 bear 49.5% and 20 bear 36%.

(c)       From not due trade receivables 19 bear 45%, 31 bear 8.3% and 2 bear 34.2%.

Date due	Trade payables	Deferred revenues	Financial debt	Salaries and social security payables	Income tax payables	Deferred income tax liabilities	Other taxes payables	Dividends payable	Other liabilities
Total due	(d) 518	-	-	-	-	-	-		-
Not due
Third quarter 2016	8,337	230	4,249	642	2	-	877	1,300	22
Fourth quarter 2016	583	52	285	185	1	-	-	-	1
First quarter 2017	337	52	583	276	1	-	-	-	1
Second quarter 2017	255	51	1,281	158	564	-	7	-	29
July 2017 thru June 2018	25	161	200	84	5	-	-	-	18
July 2018 thru June 2019	-	65	148	28	3	-	-	-	5
July 2019 and thereafter	6	232	-	32	-	-	-	-	102
Not date due established	-	-	-	-	-	601	-	-	-
Total not due	9,543	843	6,746	1,405	576	601	884	1,300	178
Total	10,061	843	6,746	1,405	576	601	884	1,300	178

Balances bearing interest	69	-	6,679	-	10	-	-	-	-
Balances not bearing interest	9,992	843	67	1,405	566	601	884	1,300	178
Total	10,061	843	6,746	1,405	576	601	884	1,300	178

Average annual interest rate (%)	6.00%	-	(e)	-	9.00%	-	-	-	-

(d)              As of the date of these consolidated financial statements, 207 were cancelled.

(e)             5,407 are liabilities in argentine pesos bearing interests between 28.75% and 32.82%, 601 are liabilities in foreign currency bearing three-month LIBOR plus 8.75% and 671 are liabilities in guaraníes bearing interests between 9.30% and 13%,

TELECOM ARGENTINA S.A.

aa) Foreign currency assets and liabilities

The following table shows a breakdown of Telecom Group’s net assessed financial position exposure to currency risk as of June 30, 2016 and December 31, 2015.

06.30.16
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	110	14.940	(iii) 1,666
G	268,690	0.003	716
EURO	6	16.492	98
	Total assets		2,480
Liabilities
US$	(483)	15.040	(7,263)
G	(371,091)	0.003	(990)
EURO	(10)	16.640	(160)
	Total liabilities		(8,413)
	Net liabilities		(5,933)

(i)                      US$ = United States dollar; G= Guaraníes.

(ii)                    As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)                  Includes 693 corresponding to Government bonds valued at fair value (equivalent to US$ 44 million).

In order to partially reduce this net liability position in foreign currency the Telecom Group, as of June 30, 2016, holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $96. So, the net liability position in foreign currency amounted to $5,837 as of June 30, 2016 (equivalent to US$ 389 million). Additionally, the Group has entered into several NDF contracts to purchase a total amount of US$ 69 million and the portion of the net liability position in foreign currency not covered amounted to US$ 320 million as of June 30, 2016.

12.31.15
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	102	12.940	(iii) 1,340
G	234,194	0.002	520
EURO	4	14.068	54
	Total assets		1,914
Liabilities
US$	(538)	13.040	(7,015)
G	(348,051)	0.002	(771)
EURO	(14)	14.210	(191)
	Total liabilities		(7,977)
	Net liabilities		(6,063)

(i)                      US$ = United States dollar; G= Guaraníes.

(ii)                    As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)                  Includes 616 corresponding to Government bonds valued at fair value (equivalent to US$ 46 million).

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2015, hold investments adjustable to the variation of the US dollar/$ exchange rate (US dollar linked) by $1,105 and other short-term investments whose main underlying asset are financial assets dollar linked for a total amount of $314. According to this, the Telecom Group’s net liability position in foreign currency amounts to $4,644 as of December 31, 2015, equivalent to approximately US$ 357 million. Additionally, the Group entered into several NDF contracts as of December 31, 2015 amounting to US$ 165 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 192 million as of December 31, 2015.

ab) Information on the fair value of investments in Government bonds and argentine companies notes valued at amortized cost

Below are shown the investments in Government bonds and argentine companies’ notes valued at amortized cost and their respective fair value as of June 30, 2016 and December 31, 2015:

	As of June 30, 2016		As of December 31, 2015
Investments	Book value	Fair value (*)	Book value	Fair value (*)

Government bonds (US dollar linked)	-	-	394	365
Provincial government bonds in pesos	46	46	32	32
Provincial and municipal government bonds (US dollar linked)	96	86	135	118
Total	142	132	561	515

(*) According to IFRS selling costs are not deducted.

TELECOM ARGENTINA S.A.

ac) Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of June 30, 2016 and December 31, 2015 is as follows:

	As of June 30, 2016
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	9,901	492	(11,880)	(64)
Offsetting	(1,819)	(5)	1,819	5
Current and non-current assets (liabilities) – Book value	8,082	487	(10,061)	(59)

	As of December 31, 2015
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	7,832	822	(11,613)	(71)
Offsetting	(1,688)	(12)	1,688	12
Current and non-current assets (liabilities) – Book value	6,144	810	(9,925)	(59)

(1) Only includes financial assets and financial liabilities according to IFRS 7.

CONSOLIDATED INCOME STATEMENTS	Three-month periods ended June 30,		Six-month periods ended June 30,
	2016	2015	2016	2015
ad) Total revenues and other income	Profit (loss)
Services
Voice – Retail	1,117	788	2,092	1,533
Voice – Wholesale	307	244	659	479
Data	713	432	1,402	839
Internet	1,448	1,102	2,838	2,075
Subtotal Fixed Services	3,585	2,566	6,991	4,926
Voice – Retail	1,991	1,557	4,040	3,259
Voice – Wholesale	443	448	908	929
Data	1,805	1,768	3,540	3,613
Internet	2,468	1,501	4,670	2,689
Subtotal Personal Mobile Services	6,707	5,274	13,158	10,490
Voice – Retail	204	145	405	293
Voice – Wholesale	38	30	72	56
Data	106	68	205	148
Internet	232	132	446	261
Subtotal Núcleo Mobile Services	580	375	1,128	758
Total service revenues (a)	10,872	8,215	21,277	16,174
Equipment
Fixed Services	32	13	65	23
Personal Mobile Services	1,981	1,352	3,938	2,233
Núcleo Mobile Services	66	44	126	66
Total equipment revenues (b)	2,079	1,409	4,129	2,322
Total revenues (a) + (b)	12,951	9,624	25,406	18,496
Other income
Fixed Services	5	4	14	8
Personal Mobile Services	4	-	6	3
Total other income (c)	9	4	20	11

Total revenues and other income (a)+(b)+(c)	12,960	9,628	25,426	18,507

Telecom Group’s service revenues by type of service (regardless of the segment originates) are as follows:

	Six-month periods ended June 30,
	2016	%	2015	%
Voice Retail	6,537	31	5,085	31
Voice Wholesale	1,639	8	1,464	10
Total Voice	8,176	39	6,549	41
Data	5,147	24	4,600	28
Internet	7,954	37	5,025	31
Total service revenues	21,277	100	16,174	100

TELECOM ARGENTINA S.A.

Telecom Group’s services revenues by customer segment and billing mechanism are as follows:

	Three-month periods ended June 30,		Six-month periods ended June 30,
Services	2016	2015	2016	2015
Retail	Profit (loss)
Monthly Charges	2,822	1,971	5,475	3,782
Voice	736	444	1,348	866
Internet	1,320	1,025	2,598	1,943
Bundles (Voice and Internet)	306	223	586	411
Data	460	279	943	562
Measured services	157	158	308	312
Connection and reconnection fees	34	27	63	50
Pre-cancellation contract fees	8	6	17	11
Others	4	7	9	11
Wholesale
Monthly Charges	343	212	640	396
Cell sites and links rental	95	63	188	125
Data	248	149	452	271
Fixed and mobile interconnection	192	159	429	314
Others	25	26	50	50
Total Fixed services	3,585	2,566	6,991	4,926
Retail
Monthly Charges	3,619	2,640	7,037	5,120
Voice	241	253	284	443
Internet	57	53	110	101
Bundles (Voice and Internet)	3,299	2,301	6,594	4,516
Others	22	33	49	60
Measured services	2,399	2,022	4,750	4,141
Postpaid	293	317	586	500
Prepaid and Cuentas Claras	2,106	1,705	4,164	3,641
Reconnection fees	73	57	132	103
Pre-cancellation contract fees	65	35	106	55
Damage management services	97	65	181	121
Others	11	7	44	21
Wholesale
Interconnection	364	366	725	758
Roaming	59	75	144	154
Others	20	7	39	17
Total Personal mobile services	6,707	5,274	13,158	10,490
Retail
Monthly Charges	229	146	444	293
Internet	25	15	50	41
Bundles (Voice and Internet)	204	131	394	252
Measured services	269	181	529	371
Postpaid	6	5	12	9
Prepaid and Plan Control	263	176	517	362
Reconnection fees	4	3	8	5
Pre-cancellation contract fees	14	4	26	7
Others	22	8	42	21
Wholesale
Interconnection	29	18	56	38
Roaming	8	12	13	17
Others	5	3	10	6
Total Núcleo mobile services	580	375	1,128	758
Total services revenues	10,872	8,215	21,277	16,174

TELECOM ARGENTINA S.A.

ae) Operating costs

Operating expenses disclosed by nature of expense amounted to $21,705 and $15,359 for the six-month periods ended June 30, 2016 and 2015, respectively.

The main components of the operating expenses are the following:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2016	2015	2016	2015
	Profit (loss)
Employee benefit expenses and severance payments
Salaries	(1,597)	(1,224)	(3,169)	(2,331)
Social security expenses	(526)	(398)	(1,039)	(744)
Severance indemnities and termination benefits	(105)	(72)	(156)	(135)
Other employee benefits	(33)	(21)	(71)	(48)
	(2,261)	(1,715)	(4,435)	(3,258)
Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(97)	(76)	(239)	(151)
Cost of international outbound calls	(62)	(42)	(123)	(82)
Lease of circuits and use of public network	(113)	(82)	(233)	(161)
Mobile services - charges for roaming	(113)	(88)	(258)	(192)
Mobile services - charges for TLRD	(238)	(213)	(477)	(415)
	(623)	(501)	(1,330)	(1,001)
Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(120)	(82)	(238)	(154)
Technical maintenance	(333)	(199)	(653)	(388)
Service connection fees for fixed lines and Internet lines	(66)	(59)	(116)	(101)
Service connection fees capitalized as SAC	4	4	7	6
Service connection fees capitalized as Intangible assets	12	8	19	14
Other maintenance costs	(142)	(114)	(241)	(195)
Obsolescence of inventories – Mobile Services	(3)	(1)	(21)	(6)
Call center fees	(365)	(346)	(664)	(650)
Other fees for services	(215)	(183)	(404)	(379)
Compensation for Directors and Supervisory Committee members	(14)	(8)	(24)	(16)
	(1,242)	(980)	(2,335)	(1,869)
Taxes and fees with the Regulatory Authority
Turnover tax	(691)	(515)	(1,352)	(990)
Taxes with the Regulatory Authority	(275)	(212)	(547)	(423)
Tax on deposits to and withdrawals from bank accounts	(140)	(98)	(259)	(187)
Municipal taxes	(99)	(74)	(190)	(134)
Other taxes	(81)	(81)	(146)	(119)
	(1,286)	(980)	(2,494)	(1,853)
Commissions
Agent commissions	(751)	(669)	(1,483)	(1,151)
Agent commissions capitalized as SAC	333	313	674	513
Distribution of prepaid cards commissions	(182)	(154)	(358)	(312)
Collection commissions	(336)	(238)	(636)	(397)
Other commissions	(24)	(25)	(47)	(49)
	(960)	(773)	(1,850)	(1,396)
Cost of equipments and handsets
Inventory balance at the beginning of the period/year	(2,893)	(794)	(2,279)	(794)
Plus:
Purchases	(1,302)	(1,137)	(3,473)	(1,807)
Deferred costs from SAC	21	22	56	42
Decreases from allowance for obsolescence	12	1	25	4
Mobile handsets lent to customers at no cost	17	8	27	15
Decreases not charged to material cost	9	-	9	-
Less:
Inventory balance at period end	2,552	805	2,552	805
	(1,584)	(1,095)	(3,083)	(1,735)
Advertising
Media advertising	(113)	(117)	(221)	(227)
Fairs and exhibitions	(28)	(29)	(72)	(78)
Other advertising costs	(38)	(33)	(78)	(65)
	(179)	(179)	(371)	(370)

TELECOM ARGENTINA S.A.

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2016	2015	2016	2015
Cost of VAS	Profit (loss)
Cost of mobile VAS	(388)	(294)	(765)	(581)
Cost of fixed VAS	(14)	(10)	(27)	(16)
	(402)	(304)	(792)	(597)
Other operating costs
Transportation, freight and travel expenses	(295)	(174)	(546)	(317)
Delivery costs capitalized as SAC	54	19	98	33
Rent of buildings and cell sites	(196)	(129)	(375)	(251)
Energy, water and others	(237)	(105)	(447)	(236)
International and satellite connectivity	(58)	(39)	(112)	(74)
	(732)	(428)	(1,382)	(845)
D&A
Depreciation of PP&E	(1,049)	(714)	(1,982)	(1,391)
Amortization of SAC and service connection charges	(368)	(241)	(706)	(457)
Amortization of 3G/4G licenses	(95)	(72)	(193)	(131)
Amortization of other intangible assets	(7)	(6)	(13)	(11)
	(1,519)	(1,033)	(2,894)	(1,990)
Gain (loss) on disposal of PP&E and impairment of PP&E
Gain (loss) on disposal of PP&E	(7)	7	(5)	13
Impairment of PP&E – access PP&E swap	(111)	(7)	(135)	(10)
	(118)	-	(140)	3

The operating expenses disclosed by function are as follows:

Operating costs	(6,863)	(4,892)	(13,443)	(9,116)
Administration costs	(598)	(461)	(1,130)	(849)
Commercialization costs	(3,590)	(2,733)	(6,911)	(5,230)
Other expenses – provisions	(67)	(74)	(81)	(167)
Gain on disposal of PP&E and impairment of PP&E	(118)	-	(140)	3
	(11,236)	(8,160)	(21,705)	(15,359)

af) Financial results
Finance income
Interest on time deposits	-	7	-	7
Gains on investments (Argentine companies notes and governments bonds)	36	58	206	69
Gains on Other short-term investments	-	30	26	61
Interest on receivables	87	48	151	90
Foreign currency exchange gains	8	18	100	39
Total finance income	131	161	483	266
Finance expenses
Interest on loans – Personal	(306)	(33)	(588)	(71)
Interest on loans – Telecom Argentina	(67)	-	(84)	-
Interest on loans – Núcleo	(16)	(6)	(29)	(12)
Interest on salaries and social security payable, other taxes payables and accounts payable	(9)	(8)	(14)	(12)
Interest on provisions	(60)	(36)	(117)	(89)
Present value effect of salaries and social security payable and other taxes payables	(1)	(1)	(2)	(2)
Foreign currency exchange losses (*)	(146)	(96)	(658)	(181)
Pension benefits financial cost	(9)	(7)	(19)	(14)
TUVES share purchase option	-	-	(10)	-
Other	(6)	(4)	(8)	(4)
Total finance expenses	(620)	(191)	(1,529)	(385)
	(489)	(30)	(1,046)	(119)

(*) Includes 25 and (47) of net foreign currency exchange gains (losses) generated by the NDF in the six-month periods ended June 30, 2016 and 2015, respectively. Includes (86) and (25) of net foreign currency exchange losses generated by the NDF in the three-month periods ended June 30, 2016 and 2015, respectively.

TELECOM ARGENTINA S.A.

ag) Income taxes

Income tax expense for the six-month periods ended June 30, 2016 and 2015 consists of the following:

	Profit (loss)
	The Company	Telecom USA	Personal	Núcleo	Total
Current tax expense	(269)	(7)	(748)	(11)	(1,035)
Deferred tax benefit (expense)	69	2	31	(5)	97
Income tax expense as of June 30, 2016	(200)	(5)	(717)	(16)	(938)

Current tax expense	(294)	(2)	(856)	(10)	(1,162)
Deferred tax benefit	54	-	54	3	111
Income tax expense as of June 30, 2015	(240)	(2)	(802)	(7)	(1,051)

Income tax expense for the periods differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	Abroad	Total
	Profit (loss)
Pre-tax income on a separate return basis	3,983	66	4,049
Non taxable items – Income from investments	(1,374)	5	(1,369)
Non taxable items – Other	6	54	60
Subtotal	2,615	125	2,740
Weighted statutory income tax rate	35%	(*)
Income tax expense at weighted statutory tax rate	(915)	(21)	(936)
Income tax on dividends from foreign companies – Núcleo	(7)	-	(7)
Other changes in tax assets and liabilities	5	-	5
Income tax expense as of June 30, 2016	(917)	(21)	(938)

	In Argentina	Abroad	Total
	Profit (loss)
Pre-tax income on a separate return basis	4,498	83	4,581
Non taxable items – Income from investments	(1,550)	(2)	(1,552)
Non taxable items – Other	-	(26)	(26)
Subtotal	2,948	55	3,003
Weighted statutory income tax rate	35%	(*)
Income tax expense at weighted statutory tax rate	(1,032)	(9)	(1,041)
Income tax on dividends from foreign companies – Núcleo	(10)	-	(10)
Income tax expense as of June 30, 2015	(1,042)	(9)	(1,051)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Telecom Group has operations. For the period presented, the statutory tax rate in Argentina was 35%, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends and in the USA the effective tax rate was 39.5%.

NOTE 3 – SUPPLEMENTARY CASH FLOW INFORMATION

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts, which integrate the Telecom Group’s cash management and whose balances fluctuate according to the Group’s needs (as happened as of December 31, 2014 and as of June 30, 2015). Bank overdrafts are disclosed in the statement of financial position as financial debts. During 1H16 bank overdrafts have been part of the permanent short-term financing structure of Personal, so, net funds requests under that method (with maturities less than three months) are included in financing activities.

	June 30,		December 31,
	2016	2015	2015	2014
Cash and cash equivalents	489	1.560	870	825
Bank overdrafts	-	(673)	-	(141)
Total cash and cash equivalents	489	887	870	684

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Six-month periods ended June 30,
	2016	2015
Collections
Collections from customers	25,581	19,836
Interests from customers	150	90
Interests from time deposits	26	68
Mobile operators collections	256	256
Subtotal	26,013	20,250

TELECOM ARGENTINA S.A.

	Six-month periods ended June 30,
Payments	2016	2015
For the acquisition of goods and services and others	(8,173)	(5,604)
For the acquisition of inventories	(3,396)	(2,345)
Salaries and social security payables and severance payments	(4,328)	(3,176)
CPP payments	(184)	(208)
Income taxes (includes tax returns and payments in advance)	(838)	(870)
Other taxes and taxes and fees with the Regulatory Authority	(5,114)	(3,968)
Foreign currency exchange differences related to the payments to suppliers/NDF	(769)	(246)
Inventory suppliers	(221)	(81)
PP&E suppliers	(586)	(26)
Other suppliers	(231)	(28)
NDF	269	(111)
Subtotal	(22,802)	(16,417)
Net cash flow provided by operating activities	3,211	3,833

•      Changes in assets/liabilities components:

Net decrease (increase) in assets
Trade receivables for services sales	(1,068)	(577)
Trade receivables for equipment sales	(1,307)	-
Other receivables	144	(77)
Inventories	(300)	(35)
	(2,531)	(689)
Net increase (decrease) in liabilities
Trade payables	(204)	(330)
Deferred revenues	(101)	65
Salaries and social security payables	(15)	(63)
Other taxes payables	(266)	54
Other liabilities	33	8
Provisions	(61)	(42)
	(614)	(308)

Income tax paid consists of the following:

Tax returns and payments in advance	(652)	(772)
Other payments	(186)	(98)
	(838)	(870)

•      Main non-cash operating transactions:

SAC acquisitions offset with trade receivables	128	110
PP&E disposal receivables offset with trade receivables	25	-
VAT offset with income tax payments	54	-

•      Most significant investing activities:

PP&E acquisitions include:

PP&E additions (Note 2.i)	(4,415)	(2,320)
Plus:
Payments of trade payables originated in prior periods acquisitions	(1,373)	(1,139)
Less:
Acquisition of PP&E through incurrence of trade payables	1,500	1,418
Mobile handsets lent to customers at no cost (i)	27	15
	(4,261)	(2,026)

(i)     Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

4G Licenses acquisitions include:

Acquisition of 4G Licenses (Notes 2.j)	-	(2,256)
	-	(2,256)

Intangible assets acquisitions include:

Intangible assets additions (Note 2.j)	(854)	(608)
Plus:
Payments of trade payables originated in prior periods acquisitions	(180)	(121)
SAC acquisitions offset with trade receivables	(128)	(110)
Less:
Acquisition of intangible assets through incurrence of trade payables	369	291
	(793)	(548)

TELECOM ARGENTINA S.A.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Six-month periods ended June 30,
	2016	2015
Government bonds acquisition	-	(553)
Argentine companies notes collection	-	28
Government bonds sale (*)	1,051	-
Government bonds collection	86	23
	1,137	(502)

(*) Correspond to the sale of BONAD 2016/2017/2018 bonds hold as of December 31, 2015, that generated a gain of 81 included in “Gain on investments” line item in Finance Income.

•     Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

Bank overdrafts – Personal	962	2,256
Bank overdrafts – Telecom Argentina	817	-
Bank loans – Personal	-	346
Bank loans – Núcleo	212	-
Total financial debt proceeds	1,991	2,602
Bank overdrafts – Personal	(200)	-
Bank overdrafts – Núcleo	(93)	-
Bank loans – Núcleo	(70)	(12)
Total payment of financial debt	(363)	(12)
Bank overdrafts – Personal	(437)	(55)
Bank overdrafts – Telecom Argentina	(72)	-
Interests from Notes - Personal	(104)	-
Interests and related costs on bank loans – Personal	(30)	(17)
Interests on bank loans – Núcleo	(24)	(13)
Total payment of interest and related costs	(667)	(85)

Cash dividends from Telecom Argentina

Fiscal year 2016

The Company’s Board of Directors’ Meeting held on April 29, 2016, resolved to allocate $2,000 of the “Reserve for future cash dividends” to a cash dividend distribution in two installments: $700 that was available to shareholders as from May 13, 2016 and $1,300 that will be available to shareholders during August 2016 (the specific date will be decided by the Company’s Management).

Fiscal year 2015

The Company’s Ordinary Shareholders’ Meeting held on April 29, 2015, approved the payment of cash dividends of $804 (equivalent to $0.83 pesos per outstanding share), which was made available to shareholders on May 11, 2015. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $14 and (ii) recovery of tax on personal property – on behalf of shareholders withholdings in the amount of $12.

Cash dividends from Núcleo

Fiscal year 2015

Núcleo’s Ordinary Shareholders’ Meeting held on March 26, 2015, approved the distribution of cash dividends for an amount equivalent to $63 (that correspond to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day), with the following schedule of payments:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders	Total
May 2015	42	21	63
Total (*)	42	21	63

(*) As of the payment date, the amounts were 41 and 20, respectively.

Likewise, Núcleo’s Board of Directors, at their meeting held on December 17, 2015, approved the distribution of cash dividends for an amount of $80 (that correspond to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day). The corresponding tax withholdings were paid in January 2016 (of which $1 corresponded to ABC Telecomunicaciones, the minority shareholder).

TELECOM ARGENTINA S.A.

NOTE 4 – SEGMENT INFORMATION

As of June 30, 2015 and 2016, the Telecom Group carried out its activities through six companies, which were consolidated by the end of the six-month periods ended June 30, 2016 and 2015 (Note 1.a).

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the six-month periods ended June 30, 2016 and 2015 was as follows:

For the six-month period ended June 30, 2016

❑         Income statement

	Fixed	Mobile Services			Elimi-
	Services	Personal	Núcleo (*)	Subtotal	nations	Total
Total revenues and other income (1)	8,111	17,174	1,257	18,431	(1,116)	25,426
Employee benefit expenses and severance payments	(3,284)	(1,056)	(95)	(1,151)	-	(4,435)
Interconnection costs and other telecommunication charges	(480)	(1,509)	(112)	(1,621)	771	(1,330)
Fees for services, maintenance, materials and supplies	(1,093)	(1,348)	(104)	(1,452)	210	(2,335)
Taxes and fees with the Regulatory Authority	(553)	(1,901)	(40)	(1,941)	-	(2,494)
Commissions	(153)	(1,583)	(140)	(1,723)	26	(1,850)
Cost of equipments and handsets	(87)	(2,841)	(155)	(2,996)	-	(3,083)
Advertising	(38)	(280)	(53)	(333)	-	(371)
Cost of VAS	(27)	(707)	(58)	(765)	-	(792)
Provisions	(30)	(51)	-	(51)	-	(81)
Bad debt expenses	(67)	(405)	(46)	(451)	-	(518)
Other operating expenses	(696)	(721)	(74)	(795)	109	(1,382)
Operating income before D&A	1,603	4,772	380	5,152	-	6,755
Depreciation of PP&E	(789)	(921)	(272)	(1,193)	-	(1,982)
Amortization of intangible assets	(105)	(754)	(53)	(807)	-	(912)
Gain on disposal and impairment of PP&E	16	(157)	1	(156)	-	(140)
Operating income	725	2,940	56	2,996	-	3,721
Financial results, net	(143)	(900)	(3)	(903)	-	(1,046)
Income before income tax expense	582	2,040	53	2,093	-	2,675
Income tax expense	(205)	(717)	(16)	(733)	-	(938)
Net income	377	1,323	37	1,360	-	1,737

Net income attributable to Telecom Argentina (Controlling Company)	377	1,323	25	1,348	-	1,725
Net income attributable to non-controlling interest	-	-	12	12	-	12
	377	1,323	37	1,360	-	1,737

(*) Includes non-material operations of Personal Envíos (Revenues 12, Operating income before D&A (4), Operating income (5) and Net loss (5)).

(1)

Service revenues	6,991	13,158	1,128	14,286	-	21,277
Equipment revenues	65	3,938	126	4,064	-	4,129
Other income	14	6	-	6	-	20
Subtotal third party revenues	7,070	17,102	1,254	18,356	-	25,426
Intersegment revenues	1,041	72	3	75	(1,116)	-
Total revenues and other income	8,111	17,174	1,257	18,431	(1,116)	25,426

❑ Statement of financial position information

PP&E	10,084	8,138	2,153	10,291	-	20,375
Intangible assets, net	437	7,087	95	7,182	(1)	7,618
Capital expenditures on PP&E (a)	1,304	2,071	266	2,337	-	3,641
Capital expenditures on other intangible assets (b)	99	710	45	755	-	854
Total capital expenditures (a)+(b)	1,403	2,781	311	3,092	-	4,495
Total additions on PP&E and intangible assets	1,889	3,053	327	3,380	-	5,269
Net financial debt	(331)	(4,514)	(577)	(5,091)	-	(5,422)

❑         Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	24,028	23,754	26,552
Abroad	1,398	1,672	2,566
Total	25,426	25,426	29,118

TELECOM ARGENTINA S.A.

For the six-month period ended June 30, 2015

❑         Income statement

	Fixed	Mobile Services			Elimi-
	Services	Personal	Núcleo (*)	Subtotal	nations	Total
Total revenues and other income (1)	6,011	12,799	827	13,626	(1,130)	18,507
Employee benefit expenses and severance payments	(2,370)	(825)	(63)	(888)	-	(3,258)
Interconnection costs and other telecommunication charges	(334)	(1,420)	(73)	(1,493)	826	(1,001)
Fees for services, maintenance, materials and supplies	(816)	(1,189)	(72)	(1,261)	208	(1,869)
Taxes and fees with the Regulatory Authority	(402)	(1,425)	(26)	(1,451)	-	(1,853)
Commissions	(119)	(1,210)	(92)	(1,302)	25	(1,396)
Cost of equipments and handsets	(33)	(1,623)	(79)	(1,702)	-	(1,735)
Advertising	(53)	(278)	(39)	(317)	-	(370)
Cost of VAS	(16)	(540)	(41)	(581)	-	(597)
Provisions	(96)	(71)	-	(71)	-	(167)
Bad debt expenses	(30)	(242)	(9)	(251)	-	(281)
Other operating expenses	(419)	(451)	(46)	(497)	71	(845)
Operating income before D&A	1,323	3,525	287	3,812	-	5,135
Depreciation of PP&E	(622)	(616)	(153)	(769)	-	(1,391)
Amortization of intangible assets	(87)	(481)	(31)	(512)	-	(599)
Gain on disposal and impairment of PP&E	19	(16)	-	(16)	-	3
Operating income	633	2,412	103	2,515	-	3,148
Financial results, net	55	(145)	(29)	(174)	-	(119)
Income before income tax expense	688	2,267	74	2,341	-	3,029
Income tax expense	(242)	(802)	(7)	(809)	-	(1,051)
Net income	446	1,465	67	1,532	-	1,978

(*) Includes non-material operations of Personal Envíos (Revenues 4, Operating income before D&A (1), Operating income (2) and Net loss (2)).

Net income attributable to Telecom Argentina (Controlling Company)	446	1,465	45	1,510	-	1,956
Net income attributable to non-controlling interest	-	-	22	22	-	22
	446	1,465	67	1,532	-	1,978

(1)

Service revenues	4,926	10,490	758	11,248	-	16,174
Equipment revenues	23	2,233	66	2,299	-	2,322
Other income	8	3	-	3	-	11
Subtotal third party revenues	4,957	12,726	824	13,550	-	18,507
Intersegment revenues	1,054	73	3	76	(1,130)	-
Total revenues and other income	6,011	12,799	827	13,626	(1,130)	18,507

❑ Statement of financial position information

PP&E	8,071	5,138	1,299	6,437	-	14,508
Intangible assets, net	391	7,138	65	7,203	(1)	7,593
Capital expenditures on PP&E (a)	825	870	131	1,001	-	1,826
Capital expenditures on intangible assets – 4G License (b)	-	2,256	-	2,256	-	2,256
Capital expenditures on other intangible assets (b)	83	486	39	525	-	608
Total capital expenditures (a)+(b)	908	3,612	170	3,782	-	4,690
Total additions on PP&E and intangible assets	1,147	3,851	186	4,037	-	5,184
Net financial asset (debt)	720	(1,578)	(220)	(1,798)	-	(1,078)

❑         Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	17,614	17,457	21,512
Abroad	893	1,050	1,476
Total	18,507	18,507	22,988

TELECOM ARGENTINA S.A.

NOTE 5 –BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECT. 33 OF LAW No. 19,550 AND RELATED PARTIES

a)             Controlling group

Nortel, residing in A. Moreau de Justo 50 - 11th floor –Ciudad Autónoma de Buenos Aires, holds 54.74% stake in the Company, meaning that exercises control of the Company in the terms of sect. 33 of Law No. 19,550. As of June 30, 2015, Nortel owns all of the Class “A” Preferred shares (51% of total shares of the Company) and 7.64% of the Class “B” Preferred shares (3.74% of total shares of the Company).

As a result of the Company’s Treasury Shares Acquisition Process described in Note 7.b) – Acquisition of Treasury Shares, as of June 30, 2016, Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the outstanding shares. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings.

All shares of common stock of Nortel belong to Sofora. As of June 30, 2016 these shares represent 78.38% of Nortel’s capital stock.

Sofora’s capital stock consists of shares of common stock, with a par value of $1 argentine peso each and one vote per share. As of June 30, 2016, Sofora’s shares are held by Fintech Telecom LLC (68%) and W de Argentina Inversiones S.A. (32%). Additionally, Fintech holds 18,086,059 Class B shares of Telecom Argentina, which represent 1.837% of Telecom Argentina’s total capital stock.

Fintech Telecom LLC, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) company, is directly controlled by Mr. David Martínez (a member of Telecom Argentina’s Board of Directors). Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

In connection with the Shareholders’ Agreement entered into by the Telecom Italia Group and W de Argentina Inversiones S.A., as last amended on October 24, 2014 (“the New Shareholders’ Agreement”), Fintech Telecom LLC adhered as a party to the New Shareholders’ Agreement by means of execution of a Deed of Adherence, following its acquisition of 17% of Sofora’s capital stock. On March 8, 2016, as a result of its acquisition of 51% of Sofora’s shares, Fintech acquired all the rights and obligations of the Telecom Italia Group under the New Shareholders´ Agreement.

b)            Related parties

For the purposes of these consolidated financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to the Telecom Italia Group, Fintech Telecom LLC or W de Argentina - Inversiones S.A., except Nortel and companies under sect. 33 of the LGS, as explained below.

In connection with the change of control explained in Note 10.a), on March 8, 2016, Fintech Telecom LLC acquired 51% of Sofora’s shares from the Telecom Italia Group. As a result, Fintech Telecom LLC acquired the indirect control of the Telecom Group, increasing its holding in Sofora to 68% of Sofora’s shares and voting rights. Therefore, the transactions disclosed in d) below corresponding to the Telecom Italia Group are those performed until March 8, 2016, as from which date the Telecom Italia Group has ceased to be a related party of the Telecom Group. Please note that no operations with related parties of Fintech Telecom LLC conducted as from March 8, 2016 have been identified.

For the periods presented, the Telecom Group has not conducted any transactions with Key Managers and/or persons related to them, as described above.

c)             Balances with companies under sect. 33 of Law No. 19,550 and related parties

•                  Companies under sect. 33 of Law No. 19,550

CURRENT LIABILITIES	Type of related party	June 30,	December 31,
		2016	2015
Dividends payable
Nortel	Controlling company	723	-
		723	-

TELECOM ARGENTINA S.A.

•                  Related parties

CURRENT ASSETS	Type of related party	June 30,	December 31,
		2016	2015
Cash and cash equivalents
Banco Atlas S.A. (a)	Other related party	2	2
		2	2
Trade receivables
Editorial Azeta (a)	Other related party	1	-
TIM Participações S.A. (b)	Other related party	-	13
Latin American Nautilus Argentina S.A. (b)	Other related party	-	1
Telecom Italia S.p.A.	Indirect parent company until March 8, 2016	-	3
Experta ART S.A. (d) (e)	Other related party	1	1
		2	18
Other receivables
Latin American Nautilus Ltd. (b)	Other related party	-	36
Caja de Seguros S.A. (c)	Other related party	-	3
		-	39
CURRENT LIABILITIES
Trade payables
Editorial Azeta (a)	Other related party	1	-
Grupo Italtel (b)	Other related party	-	160
Latin American Nautilus Ltd. (b)	Other related party	-	53
Telecom Italia S.p.A.	Indirect parent company until March 8, 2016	-	28
Telecom Italia Sparkle S.p.A. (b)	Other related party	-	27
Latin American Nautilus USA Inc. (b)	Other related party	-	3
Latin American Nautilus Argentina S.A. (b)	Other related party	-	2
TIM Participações S.A. (b)	Other related party	-	2
Universal Music Argentina S.A. (b)	Other related party	-	10
Caja de Seguros S.A. (c)	Other related party	-	46
Experta ART S.A. (d) (e)	Other related party	13	12
Haras El Capricho S.A. (f)	Other related party	-	1
Telteco S.A. (g)	Other related party	-	5
		14	349
Financial debt – Notes (Current and Non-Current)
La Estrella Sociedad Anónima de Seguros de Retiro S.A. (d)	Other related party	101	-
Experta ART S.A. (d) (e)	Other related party	41	-
Experiencia ART S.A. (f)	Other related party	61	-
		203	-

d)       Transactions with related parties

	Transaction description	Type of related party	Six-month periods ended June 30,
			2016	2015
Revenues and Other income			Profit (loss)
Editorial Azeta (a)	Voice – Wholesale	Other related party	2	-
Telecom Italia Sparkle S.p.A. (b)	Voice – Wholesale	Other related party	4	12
Latin American Nautilus Argentina S.A. (b)	Voice – Wholesale	Other related party	2	5
TIM Participações S.A. (b)	Voice – Wholesale	Other related party	2	3
Telecom Italia S.p.A.	Voice – Wholesale	Indirect parent company until March 8, 2016	2	2
Caja de Seguros S.A. (c)	Voice – Retail	Other related party	58	128
Caja de Seguros S.A. (c)	Equipment	Other related party	43	115
Experta ART S.A. (d) (e)	Voice – Retail	Other related party	1	-
Total revenues and other income			114	265

(a)             Such companies relate to ABC Telecommunications Group of Paraguay (Non-controlling shareholders’ of Núcleo).

(b)             Such companies related to Telecom Italia Group until March 8, 2016.

(c)             Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 and until March 8, 2016 it related to Telecom Italia Group.

(d)             Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to W de Argentina - Inversiones S.A.

(e)             Until September 9, 2015 this company was La Caja Aseguradora de Riesgos del Trabajo ART S.A.

(f)               Such companies relate to W de Argentina – Inversiones S.A.

(g)             Such company relate to a Board of Directors member appointed by W de Argentina – Inversiones S.A.

TELECOM ARGENTINA S.A.

	Transaction description	Type of related party	Six-month periods ended June 30,
			2016	2015
Operating costs			Profit (loss)
Editorial Azeta (a)	Advertising	Other related party	(2)	-
Latin American Nautilus Ltd. (b)	International outbound calls and data	Other related party	(19)	(39)
Grupo Italtel (b)	Maintenance, materials and supplies	Other related party	(10)	(30)
Telecom Italia Sparkle S.p.A. (b)	International outbound calls and other	Other related party	(7)	(33)
TIM Participações S.A. (b)	Roaming	Other related party	(17)	(8)
Telecom Italia S.p.A.	Fees for services and roaming	Indirect parent company until March 8, 2016	(3)	(8)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	Other related party	(2)	(4)
Latin American Nautilus USA Inc. (b)	International outbound calls	Other related party	(1)	(3)
Universal Music Argentina S.A. (b)	VAS costs	Other related party	(4)	-
Caja de Seguros S.A. (c)	Insurance	Other related party	(9)	(16)
Experta ART S.A. (d) (e)	Salaries and social security	Other related party	(62)	(47)
La Estrella Sociedad Anónima de Seguros de Retiro (d)	Insurance	Other related party	-	(5)
Telteco S.A. (g)	Fees for services	Other related party	(9)	-
Total operating costs			(145)	(193)
Finance costs
Experiencia ART S.A. (f)	Notes interests	Other related party	(7)	-
Experta ART S.A. (d) (e)	Notes interests	Other related party	(5)	-
La Estrella Sociedad Anónima de Seguros de Retiro (d)	Notes interests	Other related party	(13)	-
Total finance costs			(25)	-
Purchases of PP&E
Grupo Italtel (b)		Other related party	18	20
Telteco S.A. (g)		Other related party	8	-
Total purchases of PP&E			26	20

(a)             Such companies relate to ABC Telecommunications Group of Paraguay (Non-controlling shareholders’ of Núcleo).

(b)             Such companies related to Telecom Italia Group until March 8, 2016.

(c)             Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 and until March 8, 2016 it related to Telecom Italia Group.

(d)             Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.A. Since March 31, 2015 it relates to W de Argentina - Inversiones S.A.

(e)             Until September 9, 2015 this company was La Caja Aseguradora de Riesgos del Trabajo ART S.A.

(f)               Such companies relate to W de Argentina – Inversiones S.A.

(g)             Such company relate to a Board of Directors member appointed by W de Argentina – Inversiones S.A.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Law No. 26,831.

e) Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $87 and $46 for the six-month periods ended June 30, 2016 and 2015, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”.

The total expense remuneration is comprised as follows:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2016	2015	2016	2015
Salaries (*)	13	10	23	19
Variable compensation (*)	8	4	13	9
Social security contributions	8	4	12	8
Hiring bonuses	5	-	5	-
Termination benefits	31	10	34	10
	65	28	87	46

(*) Gross compensation. Social security contributions and income tax retentions that are deducted from the gross compensation are in charge of the employee.

As of June 30, 2016, $35 remained unpaid.

As of June 30, 2016 and 2015, the Telecom Group has recorded a provision of $14 and $10, respectively, for the fees of its Board of Directors’ members. The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

TELECOM ARGENTINA S.A.

NOTE 6 – COMMITMENTS AND CONTINGENCIES OF THE TELECOM GROUP

a)           Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $8,376 as of June 30, 2016 (of which $3,391 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b)          Contingencies

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of the Company, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is determined after an analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of June 30, 2016, the Telecom Group has recorded provisions in an aggregate amount of $1,580 ($84 for regulatory contingencies deducted from assets and $1,496 included under provisions) to cover potential losses under these claims and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of June 30, 2016, these restricted funds totaled $61 (included under “Other receivables” item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances	Additions			Decreases		Balances
	as of December 31, 2015	Capital (i)	Interest (ii)	Reclassi- fications	Classified to liability	Payments	as of June 30, 2016
Current
Provision for civil and commercial proceedings	112	-	-	(7)	(14)	(12)	79
Provision for labor claims	51	-	-	52	-	(28)	75
Provision for regulatory, tax and other matters claims	44	-	-	43	-	(21)	66
Total current provisions	207	-	-	88	(14)	(61)	220
Non-current
Provision for civil and commercial proceedings	240	4	22	7	-	-	273
Provision for labor claims	329	55	48	(52)	-	-	380
Provision for regulatory, tax and other matters claims	407	22	16	(43)	-	-	402
Asset retirement obligations	189	1	31	-	-	-	221
Total non-current provisions	1,165	82	117	(88)	-	-	1,276

Total provisions	1,372	(i) 82	117	-	(14)	(61)	1,496

	Balances	Additions			Decreases		Balances
	as of December 31, 2014	Capital (iii)	Interest (ii)	Reclassi- fications	Classified to liability	Payments	as of June 30, 2015
Current
Provision for civil and commercial proceedings	71	34	19	13	-	(7)	130
Provision for labor claims	51	-	-	33	-	(28)	56
Provision for regulatory, tax and other matters claims	77	-	-	6	-	(7)	76
Total current provisions	199	34	19	52	-	(42)	262
Non-current
Provision for civil and commercial proceedings	228	21	14	(13)	-	-	250
Provision for labor claims	288	61	34	(33)	-	-	350
Provision for regulatory, tax and other matters claims	441	51	16	(30)	-	-	478
Asset retirement obligations	123	-	6	-	-	-	129
Total non-current provisions	1,080	133	70	(76)	-	-	1,207

Total provisions	1,279	167	89	(iv) (24)	-	(42)	1,469

(i)               81 included in Provisions and 1 included in currency translation adjustment.

(ii)             Included in Finance costs, in the line Interest on provisions.

(iii)           Included in Provisions.

(iv)          Reclassified to Other receivables.

TELECOM ARGENTINA S.A.

NOTE 7 – EQUITY

Equity includes:

	June 30,	December 31,
	2016	2015
Equity attributable to Telecom Argentina (Controlling Company)	17,074	17,194
Equity attributable to non-controlling interest (ABC Telecomunicaciones S.A. – Note 1.a)	513	416
Total equity (*)	17,587	17,610

(*) Additional information is given in the consolidated statements of changes in equity.

(a) Capital information

The total capital stock of Telecom Argentina amounted to $984,380,978, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value and entitled to one vote per share. The capital stock is fully integrated and registered with the Public Registry of Commerce.

The Company’s shares are authorized by the CNV, the BCBA and the NYSE for public trading. Only Class “B” shares are traded since Nortel owns all of the outstanding Class “A” shares; and Class “C” shares are dedicated to the employee stock ownership program, as described below.

Telecom Argentina’s breakdown of capital stock as of June 30, 2016 is as following:

	Registered, subscribed and authorized for public offering
Shares	Outstanding shares	Treasury shares	Total capital stock
Ordinary shares, $1 argentine peso of nominal value each
Class “A”	502,034,299	-	502,034,299
Class “B”	466,883,425	15,221,373	482,104,798
Class “C”	241,881	-	241,881
Total	969,159,605	15,221,373	984,380,978

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(b) Acquisition of Treasury Shares

The Company’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Company’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the foregoing, on May 22, 2013, Telecom Argentina’s Board of Directors approved a Treasury Shares Acquisition Program of Telecom Argentina in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) for the purpose of avoiding any possible damages to Telecom Argentina and its shareholders derived from fluctuations and unbalances between the shares’ price and Telecom Argentina’s solvency, for the following maximum amount and with the following deadline:

•                  Maximum amount to be invested: $1,200.

•                  Deadline for the acquisitions: until April 30, 2014.

According to the offer made on November 7, 2013 by Fintech Telecom LLC for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina (see Note 5.a to these consolidated financial statements), Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Art.13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer the Company’s request and the Telecom Argentina’s Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

TELECOM ARGENTINA S.A.

Pursuant to Section 67 of Law No. 26,831, the Company must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”, which, as of June 30, 2016 amounted to $3,191. On April 29, 2016, the Ordinary and Extraordinary Shareholders’ Meeting approved an additional 3-year extension for the disposal due date of treasury shares provided by Section 67 of Law No. 26,831.

As of June 30, 2016, the Company owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461.

NOTE 8 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

The Company is subject to certain restrictions on the distribution of profits. Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). On May 21, 2014, Telecom Argentina reached the maximum amount of its Legal Reserve according to LGS and CNV provisions previously disclosed.

NOTE 9 – SELECTED CONSOLIDATED QUARTERLY INFORMATION

Quarter	Revenues	Operating income before D&A	Operating income	Financial results, net	Net income	Net income attributable to Telecom Argentina
Fiscal year 2015:
March 31,	8,872	2,634	1,680	(89)	1,041	1,028
June 30,	9,624	2,501	1,468	(30)	937	928
Total 1H2015	18,496	5,135	3,148	(119)	1,978	1,956

September 30,	10,094	2,529	1,311	(73)	800	801
December 31,	11,906	3,202	1,770	(910)	657	646
	40,496	10,866	6,229	(1,102)	3,435	3,403
Fiscal year 2016:
March 31,	12,455	3,394	1,997	(557)	935	925
June 30,	12,951	3,361	1,724	(489)	802	800
Total 1H2016	25,406	6,755	3,721	(1,046)	1,737	1,725

NOTE 10 – RECENT DEVELOPMENTS CORRESPONDING TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2016 FOR THE TELECOM GROUP

a)        Change of indirect parent company of the Telecom Group

On November 14, 2013, Telecom Italia S.p.A and Telecom Italia International N.V. (jointly, the “Sellers”) and Tierra Argentea (a company controlled by the Sellers) announced the acceptance of an offer by Fintech Telecom LLC to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina, owned by the Sellers, through its subsidiaries Sofora, Nortel and Tierra Argentea. Closing of the transfer of the Telecom Italia Group’s shares in Sofora was subject to certain required regulatory authorizations.

On December 10, 2013, Tierra Argentea transferred to Fintech Telecom LLC Telecom Argentina’s Class B shares representing 1.58% of Telecom Argentina’s capital stock and Nortel’s ADRs representing 8% of Nortel’s Preferred Class “B” Shares.

On October 25, 2014, Telecom Italia S.p.A. announced its acceptance of an offer by Fintech Telecom LLC to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: 1) on October 29, 2014 Telecom Italia International N.V. transferred 17% of Sofora’s capital stock to Fintech Telecom LLC; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora was subject to the prior approval of the telecommunications regulatory authority (previously the SC, then the AFTIC and currently the ENACOM).

On October 16, 2015, AFTIC’s Resolution No. 491/2015 was published in the Official Gazette, denying authorization for the transfer of Telecom Italia’s controlling equity interest in Sofora to Fintech. Such Resolution was challenged in several opportunities by Fintech, the Sellers, W de Argentina Inversiones S.A., Telecom Argentina and Personal.

TELECOM ARGENTINA S.A.

On February 17, 2016 Telecom Argentina was notified of ENACOM Resolution No. 64/16 pursuant to which ENACOM partially revoked AFTIC Resolution No. 491/15 and decided to continue analyzing the transfer of Telecom Italia Group’s shares in Sofora.

On February 24, 2016, Telecom Argentina was notified of Fintech Telecom LLC’s intention to launch a Mandatory Tender Offer (the “OPA”) resulting from a change of control event for all Class B common shares of Telecom Argentina listed on the Buenos Aires Securities Market, or Mercado de Valores de Buenos Aires S.A. The OPA’s background and purpose, price, timing and terms of acceptance, and details of the facts that condition its performance, are described in an OPA notice published in the newspaper “El Cronista Comercial” on February 24, 2016, in page No. 5. On July 22, 2016 Fintech informed the Company the modifications to certain terms of the OPA announced previously by Fintech, including the offering price. The offered price has been amended from $46 argentine pesos per share to US$ 3.925 per share (from which US$ 0.050 (five cents) should be deducted per share as cash dividends paid on May 13, 2016, together with any other cash dividend to be paid by Telecom Argentina from the date of the OPA’s announcement to the date of the OPA´s payment.

On March 7, 2016, ENACOM Resolution No. 277/16 authorized Fintech’s acquisition of 51% of Sofora’s shares of common stock, and on March 8, 2016, the transfer of Telecom Italia Group’s 51% stake in Sofora to Fintech was closed.

On March 8, 2016, the new members of the Board of Directors of Telecom Argentina and Personal appointed by Fintech replaced the members of such Boards of Directors appointed by the Telecom Italia Group. The Personal’s Unanimous General Ordinary and Extraordinary Shareholders’ Meeting held on March 29, 2016 and the Telecom Argentina’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 8, 2016 approved, among other items, the performance of duties of the directors and alternate directors and the members of the Supervisory Committee appointed by the Sellers in such companies and appointed new directors and alternate directors and members of the Supervisory Committee to cover the vacancy generated by those appointed by the Sellers. This new directors and alternate directors and members of the Supervisory Committee would hold their positions until the next Shareholders’ Meetings that would consider the financial statements as of December 31, 2015.

On March 8, 2016 the change of Sofora’s controlling shareholder became effective and, accordingly, the Telecom Italia Group ceased being the Company’s indirect controlling shareholder (position assumed by Fintech). Based on such facts, on April 15, 2016 Telecom Argentina and Personal notified the CNCD that the “Telco and TI-W Commitments have become moot and have completely lost its cause and purpose”.

Additional information regarding the transaction between the Telecom Italia Group and Fintech as well as the OPA promoted by Fintech is available in the “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in the “Company filings” section (Telecom Italia S.p.A and Telecom Argentina) of the SEC at www.sec.gov.

b)        The Company and Personal’s filings to the Regulatory Authority due to price changes in accordance with the LAD

•             Change of price in fixed services

On February 1, 2016, the Company informed the ENACOM, that effective May 15, 2016, the new rate of SBT for residential segment will be $50 argentine pesos (plus VAT) and that the “Retired” customer’s category will have a discount of 50% on the mentioned new rate.

However, on March 11, 2016, the Company informed the ENACOM that the new rate of SBT for the residential segment will be $38 argentine pesos (plus VAT) since May 1st, 2016, in response to a collaboration request made by the Regulatory Authority taking into consideration the special circumstances of the current macroeconomic environment in Argentina.

As of the date of these consolidated financial statements, Telecom Argentina has communicated the new rate to its affected customers.

•             Change of CPP price in mobile services

On June 14, 2016, Personal informed ENACOM that, as from August 15, 2016, the TLRD price, in CPP mode for calls from fixed origin to mobile destination, without distinguishing time band, will be $0.90 argentine pesos plus VAT per minute, with a discount during the first 120 days, during which the price will be $0.66 argentine pesos plus VAT per minute.

As of the date of issuance of these financial statements, Personal – through fixed operators- has begun a communication process addressed to clients who pay such charges.

TELECOM ARGENTINA S.A.

c)        Commission for the reform, update and unification of the LAD and the Law of Audiovisual Communication Services

Article 28 of Decree of Need and Urgency (“Decreto de Necesidad y Urgencia” or hereinafter the “DNU”) No. 267/15 created, within the Ministry of Communications, the Commission for the Preparation of the Reform, Update and Unification Draft Law of Laws No. 26,522 and 27,078 (“the Commission”). The Commission will be responsible for the study of both laws reforms under the principles established therein.

On April 15, 2016, the Communication Ministry through Resolution No. 9/16 stated that the Commission shall be composed by 6 members and 1 Secretary, who will perform their duties “ad honorem”. The Resolution also appointed its members. The Commission should submit a pre-draft of reform, updating and adaptation of a unified system of the Regulatory Framework Law for the Telecommunications and Audiovisual Communication Services in Argentina, within the 180 days from the date of its constitution. This term could be extended at the Commission’s request.

On April 8, 2016, the Congress voted in favor of the validity of the DNU No. 267/15.

d)        Resolution No. 38/16 Mobile Virtual Operators Regulation

Resolution No. 38/16, issued by the Ministry of Communications on May 5, 2016, approved the new Regulation of Virtual Mobile Operators (“VMO”) and repealed Resolution SC No. 68/14, which had approved the Regulation of Virtual Mobile Operators previously stated by the ex SC.

The mentioned Resolution provides that Network Mobile Operators (“NMO”), which have spectrum and infrastructure (among them, Personal), shall file, within 120 days since the Resolution issuance, a Reference Offer (“the RO”) for those interested in providing VMO services. The RO shall be annually published in the NMO and the Regulatory Authority institutional web sites, and shall provide the economic and technical conditions (that will be freely established between the parties, reasonable, and nondiscriminatory), clearly stating the price and conditions of the services to be provided.

This new Regulation applies for Mobile Communications Service (SCM), which includes Mobile Telephone Service (STM), Cellular Mobile Radiocommunications Service (SRMC), Personal Communications Service (PCS) and Mobile Advanced Communications Service (SCMA). The Resolution also provides the procedures for the Services Contracts subscription between the NMO and the VMO, which will state the terms and conditions for the NMO to provide the VMO telecommunications network access and, if needed, telecommunications network interconnection.

As of the date of issuance of these consolidated financial statements, Personal’s Management continues assessing the legal, constitutional, operational, economic and financial impacts of the new Resolution.

e)        New SU regulation

ENACOM Resolution No. 2,642/16 approved the new SU Regulation, which was published on May 31, 2016.

The new Regulation still requires a contribution of 1% of the aggregate accrued income from the provision of ICT services, net of applicable taxes and duties, including the possibility of granting exemptions, in which case those persons obliged to pay shall comply with the obligations set forth by the Regulatory Authority.

As of the date hereof, issuance by the Regulatory Authority of the regulations relating to the information regime to be followed in order to show compliance with the SU obligations is still pending. The Company and Personal have continued complying with the submittal of their monthly statements to the ENACOM, with all the formalities in effect before issuance of Resolution No. 2,642/16.

As of the date of issuance of these financial statements, the Company and Personal’s Managements are analyzing the legal and constitutional impact of Resolution No. 2,642/16.

f)           Decree No. 798/16: Federal Plan for the Development of Competitiveness and Quality Conditions of the Mobile Communications Services

Decree No. 798 published in the Official Gazette on June 22, 2016 – issued within the scope of the Ministry of Communications– approved the Federal Plan for the development of competitiveness and quality conditions of the SCM, which strategic axis is to favor greater market efficiency, with quality services, at fair and reasonable prices.

TELECOM ARGENTINA S.A.

The above referred plan provides that within 90 days the Ministry of Communications shall, i) begin to adequate the set of rules approved by SC Resolution No. 157/97 (CPP rules) to the LAD provisions; ii) update the General Clients Regulation of SCM following up on the process initiated by SC Resolution No. 12/2013, including the introduction of mechanisms that allow clients to access information about the service quality and obtain discounts and/or compensations for their services in case of breach of the required quality levels; iii) initiate the process of adequating the Regulation about Administration, Management and Control of the Radioelectric Spectrum to the LAD provisions, for the purpose of increasing competition in all services; iv) update the Federal Awarding Table of Radioelectric Spectrum Bands, so as to increase the availability of frequencies for the provision of mobile communication services, for which purpose the Ministry of Communications shall initiate the procedures set forth in Section 30 of the LAD; v) incorporate to the General Regulation of the Universal Service approved by ENACOM Resolution No. 2,642/16 a priority to consider eligible for programs with SU funding projects to be developed in Municipalities that have adopted the regulation proposed by the Code of Good Practices for the Deployment of Mobile Communications Network prepared by the Argentine Federation of Municipalities and Operators of Mobile Communications, and sponsored by the former Secretary of Communications of the former Ministry of Federal Planning, Public Investment and Services, of August 20, 2009, or contemplate regulations of similar characteristics that do not disrupt by fact or by law, the deployment of said network; vi) design a Federal Contingency Plan for catastrophic events; vii) update the Federal Interconnection Regulations, the Regulation of Licenses for Telecommunication Services and the Rules of Number Portability approved by SC Resolution No. 98/10.

This Decree also provides that the Ministry of Communications, through the ENACOM, shall within 60 days prepare measurement protocols to allow exteriorization of the quality perception of SCM users, taking into account UIT parameters, and review and update quality rules for the ICT service networks in applicable areas.

In addition, the ENACOM shall perform measurements of non ionising radiations in order to control that they are within levels not harmful to human health, and the Agency of State-owned Assets Management (“AABE”) shall, as the Entity governing the public policy on state-owned real estate, perform procedures and administrative acts, and enter into applicable contracts, to grant the use –against payment– of terraces, roofs, towers, sites and/or any installation, plant or sector of state owned assets that may be suitable for the installation of structures that may carry antennas, equipment and other installations relating to the telecommunication services, information and communications technology, and/or audiovisual communication. The AABE shall facilitate the list of state owned assets with a potential capability for such installations, to the licensees of such services and to independent companies of passive infrastructure sharing.

Among other aspects, the Decree provides that, as a way to encourage the fast deployment of networks and infrastructure sharing, the use of state-owned real estate on which radio bases are installed within three months of the Decree’s date of publication in the City of Buenos Aires, and within six months in the rest of the country, shall be free during the first year. In those same cases, the lease shall be free during the first three years when the infrastructure is shared between two Mobile Services Licensees, and during the first four years, when it is shared between more than two Licensees. The same benefit shall be granted to independent companies of passive infrastructure sharing when the above referred conditions are met.

As of the date of issuance of these financial statements, issuance of the rules regulating the above mentioned provisions is still pending.

g)        Disengagement of Spectrum

Pursuant to SC Resolution No. 25/15 of June 11, 2015, Personal acquired the Frequency Bands SCMA 713-723 Mhz and 768-778 Mhz, which made up Lot 8 and were pending of award by the SC.

On June 25, 2015 Personal paid the offered amounts corresponding to the awarded Frequency Bands (which were equivalent to US$ 247.3 millions) pursuant to the provisions of the Bidding Terms and Conditions and its complementary clarifying documents, as a result of which the whole amount of the sum offered for Lot 8 was paid. In addition, in its bid documents, Personal stated that such Lot formed a unique and comprehensive block for purposes of complying with the obligations undertaken in connection with the deployment of the SCMA, also expressing that the Federal Government has the obligation to cause the awarded bands to be free from occupants and interferences.

Pursuant to SC Resolution No. 18/14, it was decided that the frequency bands from 698 to 806MHz had to be disengaged before a deadline of two years, following which, the irradiating systems involved in the migration had to stop their emissions.

TELECOM ARGENTINA S.A.

Pursuant to ENACOM Resolution No. 6,396/16, published in the Official Gazette on July 22, 2016, it was decided that the licensees covered by the migration provided by SC Resolution No. 18/14 that are currently providing services within the frequency range from 698 MHz to 806 MHz, may elect to: (i) continue to provide their respective services temporarily, in other frequencies corresponding to the bands awarded to the broadcasting service, particularly band 512-698 MHz, subject to technical feasibility verified in each case, and for the period set forth in Section 2 of Resolution No. 6,396/16; or (ii) request the awarding of a band width equivalent to the one currently authorized to them, in the destination band from 12.2 to 12.7 GHz.

As of the date of issuance of these financial statements, the deadline provided by SC Resolution No. 18/2014 for the disengagement of the band from 698 to 806 MHz expired on July 18, 2016. However, such frequency band continues to be occupied.

On the other hand, execution by the Regulatory Authority of the “Agreement for Authorization of Frequency Bands Use” corresponding to the bands awarded to Personal as a result of the public bid called pursuant to the provisions of SC Resolution No. 38/14 is still pending.

Personal has submitted a filing before the ENACOM, requesting a clarification on what deadline applies to the operators involved in the migration to comply with the provisions of ENACOM Resolution No. 6,396/16. In addition Personal has requested to review all documentation relating to the migration of services that are operating in the bands that were awarded to it pursuant to SC Resolution No. 25/15.

h)        Legal Procedures relating to the Definition of the Scope of Fixed and Mobile Telephone Services under Broadcasting Law No. 22,285, repealed by Law No. 26,522 of Audiovisual Communication Services

The Group offers a wide range of telecommunications services in the market, including, among others, those referred to as VAS, which provide additional functionality to the basic services of voice transmission through a telecommunications network. Recent developments about these procedures are described below:

✓              Supercanal Case

Within the context of a claim filed by Supercanal S.A. in 2003, an injunction was ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “providing supplementary broadcasting services or issuing any kind of broadcasting contents and programming”, as well as “making any advertisement relating to future services to be provided, or the provision of television services as VAS or any other kind of technical method through the fixed or mobile telephone and Internet services that they provide”.

On May 10, 2016, the judge decided that the claim is moot, ordered the lifting of the injunction and the closing of the claim.

✓              Claim by the Argentine Association of Cable Television

Within the context of a claim filed by the Argentine Association of Cable Television in 2006, an injunction was ordered against the fixed and mobile telephone companies, by which the Court ordered them to abstain from “transmitting, repeating and/or providing directly or indirectly broadcasting services or their supplementary services”, based on the former Broadcasting Law No. 22,285. Subsequently, such injunction was extended to the commercialization of the Superpack service (joint offer of satellite television services provided by DirecTV and telephone and Internet services provided by Telecom Argentina, where each entity invoiced the services provided by it directly to the final customer).

On June 18, 2015 a lower Court decided to postpone the declaration that the claim was moot and to limit the term of the injunction for six months. The decision was appealed by the Company and other defendants. On October 8, 2015 the Court of Appeals decided the revocation of the judge’s decision that the claim is moot and ruled that the injunction has ceased to apply. Against this decision, the plaintiff has filed an extraordinary resource. On March 17, 2016, the Court of Appeals rejected the resource. The plaintiff filed a complaint with the Supreme Court on March 29, 2016, which it was dismissed by the Supreme Court on August 4, 2016 and ended the claim.

i)            Lawsuit against Personal on changes in services prices

In June 2012 the consumer trade union “Proconsumer” filed a lawsuit against Personal claiming that the company did not provide the clients with enough information regarding the new prices for the services provided by Personal between May 2008 and May 2011. It demands the reimbursement of the increase in the price billed to customers for a period of two months.

According to the provisions of the Supreme Court on May 27, 2016, the demand will continue its proceedings in the commercial courts.

TELECOM ARGENTINA S.A.

j)            Claims for “Project AFA Plus”

In June 2016 the Company initiated a compulsory pre-judicial mediation procedure. The first audience, held on July 12, 2016, was attended by both parties. A second audience was held on August 3, 2016, and a new audience was scheduled for August 23, 2016.

NOTE 11 –SUBSEQUENT EVENTS TO JUNE 30, 2016

a)        Law No. 27,181 Statement of public interest in the protection of the Argentine government’s equity interest that are part of the FGS investment portfolio (Sustainability Guarantee Fund)

As mentioned in Note 19 to the Consolidated Financial Statements as of December 31, 2015, on October 6, 2015 Law No. 27,181 was published in the Official Gazette, which:

(i) declared of public interest the protection of the Argentine government’s equity interest in the investment portfolio of the Sustainability Guarantee Fund of the Argentine Pension Integrated System (FGS) and its equity interests or share holdings in companies in which the Argentine government is a minority partner or where the Ministry of Economy and Public Finances holds shares or equity interest. Transfer of those interests is forbidden without prior authorization of two-thirds (2/3) of the National Congress.

(ii) created the “Agencia Nacional de Participaciones Estatales en Empresas” (Argentine National Agency for Government Equity Interests in Companies) (ANPEE).

On July 22, 2016, Law No. 27,260 of “Historic Reparation for Retired Persons and Pensioners”, abolishing Law No. 27,181 in its Section 35, was published in the Official Gazette. In addition, Section 30 of Law No. 27,260 provides that the transfer of shares of public corporations authorized by the CNV that are part of the FGS is banned without a previous and express authorization of the Federal Congress if, as a result of such transfer, the FGS’s holding of the above referred securities becomes less than 7% of the aggregate assets of the FGS. The following exceptions apply: “1. Tender offers addressed to all holders of such assets at a fair price authorized by the CNV, pursuant to the terms of Chapters II, III and IV of Title III of Law No. 26,831. 2. Swaps of shares for other shares of the same or another corporation as a result of a merger, split or other corporate reorganization.”

b)        Decree No. 894/16: exercise of corporate, political and economic rights by the ANSES

Decree No. 1,278/12 provided that the Secretary of Economic Politics and Development Planning of the Ministry of Economy and Public Finances was in charge of the execution of the policies and acts relating to the exercise of the corporate rights attached to the equity participations in corporations where the Federal State is a minority shareholder, and for such purpose approved a set of Rules applicable to representatives and directors appointed by the shares or equity participations held by the Federal State.

On July 28, 2016, Decree No. 894/16 was published, modifying Decree No. 1,278/12 and providing that in those corporations which shares are part of the FGS’ portfolio, the corporate, political and economic rights corresponding to such shares shall not be exercised by the Secretary of Economic Politics and Development Planning, but shall instead be exercised by the Federal Management of Social Security (“ANSES”).

In addition, Decree No. 894/16 provides that the Directors appointed by the ANSES shall have the functions, duties and powers set forth in the LGS, the Capital Market Law No. 26,831 and their complementary regulations, all other rules applicable to the corporation in which they act as directors, and their bylaws and internal regulations, and that they shall be exposed to all the liabilities applicable under such rules, not being subject to the provisions of Decree No. 1,278/12 and 196/15 (the latter in connection with its delimitation of responsibility).

c)        Repeal of Income tax on dividend payments

Law No. 26,893 and Decree No. 2,334/13 stated that dividends and profits, in cash or in any kind -except in shares or share participation - distributed by companies and other entities established in the country made available as from September 23, 2013, were subject to a withholding tax of 10%, excluding dividends received by corporations and other local entities, that continued not computable for the purposes of the tax.

Law No. 27,260 repealed the above mentioned provision, as a result of which, as from July 23, 2016 all dividends and profits, in cash or in any kind, made by companies and other entities established in the country (such as Telecom Argentina), regardless their beneficiary, are not subject to the aforementioned withholding.

TELECOM ARGENTINA S.A.

d)        Salary agreements

In August 2016, Telecom Argentina has concluded the salary negotiation process with various telecommunications unions for the period July 2016 – June 2017. Pursuant to the agreements reached, the unionized employees will receive in installments different fixed amounts per category, representing an annual raise of 37%.

In the case of Personal, at the date of issuance of these financial statements, it has not reached an agreement of the whole telecommunications activity, so in order to not generate internal inequities on salaries policies, the same conditions of the fixed telephony will be applied to the agreements on the mobile telephony, in advance for the future agreements.

Mentioned increases will affect Telecom Argentina’s and Personal’s operating results for the 2H16 and for 1H17 according to the table below:

	Salaries and social security expenses estimated increases (*)
	Telecom Argentina	Personal	Total consolidated
2H16
Non-remunerative increase from July to December (including other related charges)	573	112	685
Total effect 2H16	573	112	685
1H17
Fixed amounts in January + increase since February + conversion from non-remunerative to remunerative increase in April (including other related charges)	(**) 825	183	1,008
Total effect 1H17	825	183	1,008
Salaries and security expenses annual increase (July 2016-June 2017)	1,398	295	1,693

(*) Figures were calculated according to the present headcount and they are not covered by the limited review of the independent external auditors.

(**) These figures include the 2H16 and the 1H17 salary and social security expenses increase.

e)        Loan with the IFC

On July 5, 2016, Personal accepted an offer from the International Finance Corporation (IFC) for the assessment and transfer of funds for purposes of financing investment needs, work capital and debt refinancing for an amount of up to US$ 500 million.

On August 5, 2016, the Board of Directors of the World Bank Group (of which IFC is a member) approved Personal’s project (which includes the above mentioned financing), and the final terms and conditions are currently under Personal’s analysis.

Mariano Ibáñez
Chairman of the Board of Directors

“Free translation from the original in Spanish for publication in Argentina”

LIMITED REVIEW REPORT ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Telecom Argentina S.A.

Legal address: Alicia Moreau de Justo 50

City of Buenos Aires

Tax Code No.:  30-63945373-8

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Telecom Argentina S.A. and its subsidiaries (“Telecom” or the “Company”), which comprise the consolidated statement of financial position as of June 30, 2016, the consolidated statements of income and of comprehensive income for the three and six- month periods ended June 30,2016, the consolidated statements of changes in equity and of cash flows for the three and six- month periods ended June 30, 2016 and selected explanatory notes.

The balances and other information for the fiscal year 2015 and interim periods are an integral part of the above-mentioned financial statements and therefore they should be considered in relation with those financial statements.

Management Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, as approved by the International Accounting Standards Board (IASB), which have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations and is therefore responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 “Interim Financial Information” (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410), approved by the International Auditing and Assurance Standards Board (IAASB) and adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE. A review of interim financial information consists of inquiries of Company personnel responsible for preparing the information included in the condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit performed in accordance with International Auditing Standards; consequently, a review does not enable us to obtain assurance that we would became aware of all significant matters that could be identified in an audit. Therefore, we do not express an opinion on the consolidated financial position, the consolidated comprehensive income and the consolidated cash flow of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard No. 34.

Report on compliance with current regulations

In compliance with provisions currently in force, we inform, as regards Telecom, that:

a)        The condensed interim consolidated financial statements of Telecom are transcribed into the “Inventory and Balance Sheet” book and are in compliance, as regards matters within our field of competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)        The separate condensed interim financial statements are derived from accounting records kept in their formal respects in conformity with legal provisions;

c)         We have read the Operating and financial review and prospects, on which, as regards those matters that are within our competence, we have no observations to make;

d)        As of June 30, 2016, the debt of Telecom accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $165,571,460.88 and was not due at that date.

City of Buenos Aires, August 9, 2016

PRICE WATERHOUSE & CO. S.R.L.

Dr. Marcelo D. Pfaff (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Marcelo D. Pfaff
Public Accountant (UBA)
C.P.C.E.C.A.B.A. T° 156 F° 84

CORPORATE INFORMATION

•             INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•             STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
2Q15	55.00	44.45	2.4
3Q15	49.50	38.50	3.8
4Q15	56.95	39.25	4.8
1Q16	58.75	38.50	4.4
2Q16	57.00	48.50	3.2

NYSE*

	Market quotation (US$/ADS*)		Volume of ADSs
Quarter	High	Low	traded (in millions)
2Q15	22.87	17.95	9.2
3Q15	18.69	13.85	8.8
4Q15	19.99	13.90	12.6
1Q16	19.10	14.44	6.8
2Q16	19.52	16.75	5.3

* Calculated at 1 ADS = 5 shares

•             INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
Alicia Moreau de Justo 50, 10th Floor
(1107) Autonomous City of Buenos Aires
Tel,: 54-11-4968-3628
Argentina

Outside Argentina
JP Morgan Chase
Latam ADS Sales & Relationship Mgmt.
4 New York Plaza, Floor 12 New York, NY 10004 USA
Tel.: 1-212-552-3729

•             INTERNET http://www.telecom.com.ar/inversores/index.html

•             DEPOSIT AND TRANSFER AGENT FOR ADSs

J.P. Morgan Depositary Receipts
4 New York Plaza, Floor 12
New York, NY 10004
(866) JPM-ADSs adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	September 2, 2016	By:	/s/ Mariano Ibáñez
			Name:	Mariano Ibáñez
			Title:	Chairman of the Board of Directors